UNITRIN

2001 ANNUAL REPORT


02014999

Delivering Peace of Mind

UNITRIN BUSINESS OVERVIEW

Unitrin is a family of insurance and finance companies that serve clients in select markets and geographic regions throughout the United States. Over the years, our organization has expanded to serve the basic financial needs of more than six million policyholders and consumer finance customers. A nationwide network of experienced career agents, independent agents and loan representatives markets our products and services by building relationships with individuals, families and small business owners. Today, Unitrin has in excess of $7 billion in assets and nearly 7,700 associates. We are proud to be one of America's leading financial services providers, specializing in property and casualty, life, health and accident insurance as well as a variety of consumer finance products.

UNITRIN PROPERTY & CASUALTY INSURANCE OPERATIONS

Unitrin's Property and Casualty Insurance Group ranks among the top 60 American property and casualty companies and is comprised of the Multi Lines Insurance segment, Specialty Lines Insurance segment and Unitrin Direct. A variety of personal lines and commercial lines insurance products are marketed primarily through relationships with thousands of independent agents. In addition, Unitrin Direct markets personal automobile insurance directly to consumers in select states.

UNITRIN LIFE & HEALTH INSURANCE OPERATIONS

Our Life and Health Insurance Group, one of the nation's leading 100 life insurance organizations, provides life, health and accident insurance to customers through a national network of company-employed career agents, as well as independent agents, who have chosen to exclusively represent Unitrin products.

CONSUMER FINANCE

Fireside Thrift provides affordable consumer investment and loan products from 37 offices in California, Arizona, Colorado, Oregon and Washington. Serving the needs of more than 110,000 loan customers through some 3,500 auto dealerships, Fireside Thrift specializes in financing purchases of previously owned vehicles, as well as a variety of fixed-income investment options.

FINANCIAL HIGHLIGHTS

[Dollars in Millions, Except Per Share Amounts]	2001	2000	1999*	1998*	1997*
FOR THE YEAR					
Premiums	$ 1,568.0	$ 1,447.9	$ 1,373.3	$ 1,228.3	$ 1,222.0
Consumer Finance Revenues	159.1	141.7	123.6	113.8	125.0
Net Investment Income	238.5	223.1	203.0	186.4	179.5
Net Gains on Sales of Investments	568.2	140.5	113.7	557.4	3.6
Total Revenues	$ 2,533.8	$ 1,953.2	$ 1,813.6	$ 2,085.9	$ 1,530.1
Net Income (Loss):					
From Operations	$ (12.4)	$ 6.7	$ 86.1	$ 85.5	$ 90.3
From Investees	28.7	(6.8)	41.9	62.3	25.2
From Sales of Investments	364.6	91.1	73.0	363.0	2.4
Total Net Income	$ 380.9	$ 91.0	$ 201.0	$ 510.8	$ 117.9
Net Income (Loss) Per Share:					
From Operations	$ (0.18)	$ 0.10	$ 1.18	$ 1.09	$ 1.21
From Investees	0.42	(0.10)	0.58	0.80	0.34
From Sales of Investments	5.40	1.32	1.00	4.66	0.03
Total Net Income Per Share	$ 5.64	$ 1.32	$ 2.76	$ 6.55	$ 1.58
Total Net Income Per Share Assuming Dilution	$ 5.60	$ 1.32	$ 2.74	$ 6.51	$ 1.56
Repurchases of Unitrin Common Stock	$ 26.6	$ 122.3	$ 191.4	$ 232.9	$ 20.7
Dividends to Shareholders:					
Cash	$ 108.0	$ 103.1	$ 101.7	$ 100.7	$ 89.9
Spin-off of Curtiss-Wright at Fair Value	$ 196.1	–	–	–	–
Dividends to Shareholders (PER SHARE):					
Cash	$ 1.60	$ 1.50	$ 1.40	$ 1.30	$ 1.20
Spin-off of Curtiss-Wright at Fair Value	$ 2.91	–	–	–	–
AT YEAR END					
Number of Associates Employed	7,664	7,425	7,787	7,631	6,866
Investments	$ 5,127.5	$ 4,233.5	$ 4,096.8	$ 4,304.2	$ 3,448.5
Total Assets	7,133.7	6,165.8	5,934.8	5,909.9	4,920.7
Insurance Reserves	2,857.6	2,642.8	2,618.1	2,526.7	2,036.0
Shareholders' Equity	1,916.8	1,701.2	1,717.0	1,822.4	1,533.0
Shares of Unitrin Common Stock Outstanding (IN MILLIONS OF SHARES)	67.5	67.6	71.0	76.0	75.2
Book Value Per Share	$ 28.38	$ 25.15	$ 24.19	$ 23.99	$ 20.39

Stated retroactively as if a 2-for-1 stock split paid in the form of a dividend distribution on March 26, 1999, occurred prior to the period presented.

During 2001, your Company, Unitrin, Inc., recorded net income of $380.9 million ($5.64 per common share) due in large part to the continued realization of the success of our long-term investment strategy and solid performances of our consumer finance and life and health insurance businesses. However, our bottom line results continued to be adversely impacted by poor results in our property and casualty insurance businesses due to rising loss cost trends, unfavorable loss reserve development from prior accident years and the lingering effects of a soft property and casualty market. We are committed to returning our property and casualty insurance businesses to profitability and anticipate improvement in 2002. The forefront of our business is insurance – providing for the financial security of people and protecting the value of automobiles, homes and small businesses – and during 2001 we were among the many companies managing in an uncertain environment.

BUSINESS DEVELOPMENT

In our Life and Health Insurance segment, we continued to capitalize on the strengths and best practices of our three career agency companies. The consolidation of their underwriting, new policy issuance and policyholder services has been completed in Webster Groves, Missouri and the consolidation of claims administration to our Baton Rouge, Louisiana facility is scheduled for completion early this year. Significant progress also has been made towards integrating their information management systems.

Union National Life Insurance Company reached a milestone, celebrating 75 years of serving families in its home state of Louisiana and surrounding areas.

Our Consumer Finance segment continues to expand beyond its traditional California base into other Western states. It recently opened an office in Denver, Colorado, making it Fireside Thrift's third expansion state in as many years. Fireside's expansion states accounted for 9% of its consumer loan originations in 2001. Unlike many of its competitors who rely on the securities market for financing, Fireside's expansion is totally self-financed with FDIC insured deposits generated by its network of thrift offices.

Several events shaped the property and casualty insurance industry in 2001 – notably the impact of terrorism, continued accelerated loss cost trends and related deterioration of prior accident years loss reserves, increased storm losses, the emergence of prominent, new environmental claims such as toxic mold, the assertion of new legal theories for asbestos and other environmental claims, and other economic developments. Our property and casualty businesses were not immune to these conditions, posting their worst loss since the inception of Unitrin.

We are actively addressing our performance by aggressively implementing premium rate increases in most product lines and placing moratoriums on new business in markets where adequate rates cannot be obtained. We are reviewing and emphasizing underwriting guidelines, while identifying and adjusting for the key factors associated with accelerated loss cost.

We view our operations with a long-term perspective. Accordingly, we make long-term investments in all our operations – investments in their information systems and the associates who use


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them. At the same time we identify and pursue new business opportunities or market niches such as Unitrin Direct.

CORPORATE DEVELOPMENTS

In April 2001, Northrop completed its acquisition of Litton. In exchange for our holdings of Litton shares, we received approximately 1.8 million shares of Northrop convertible preferred stock and approximately 7.7 million shares of Northrop common stock in a tax-free exchange. In addition to receiving the Northrop preferred and common stock, we received cash of $171.8 million, for total proceeds in excess of a billion dollars. Unitrin played a significant role in the final structure of the transaction, allowing us to realize a substantial portion of our long-term investment in Litton in a tax-free manner while maintaining a continuing interest in the combined companies. Our new investments in Northrop have performed quite well, increasing by $153.8 million, or 18.3%, in the eight months since the transaction was completed.

In November 2001, we delivered value to our shareholders on a tax advantaged basis by completing the spin-off of Curtiss-Wright. The fair value of Curtiss-Wright shares distributed, based on the closing price before the ex-distribution date for the spin-off, was $196.1 million, or $2.91 per share. Unitrin shareholders received approximately 6.5 shares of Cutriss-Wright common stock for every 100 shares of Unitrin common stock owned.

In the fourth quarter, our board of directors was increased to eight directors with the appointment of Ann E. Ziegler, Senior Vice President of

Our company marked a milestone May 24, 2001 when shares of Unitrin common stock were listed and began trading on the New York Stock Exchange after years of being traded on the National Market Tier of the Nasdaq Stock Market. Under the Company's new NYSE ticker symbol UTR, Unitrin's daily volume for the year averaged approximately 45,000 shares. "The move to the New York Stock Exchange appropriately reflects the maturity and solidity our company has achieved," said Richard Vie, Unitrin Chairman, President and CEO. Marking the occasion with NYSE Chairman and CEO, Dick Grasso (fourth from the left), for the ringing of the opening bell was Unitrin Chairman, President and CEO, Richard Vie, accompanied by his wife Joan. Also in attendance from Unitrin for the occasion were Richard Roeske, John Boschelli, Reuben Hedlund, Eric Draut, Laura Pavlowski and Scott Renwick.

Corporate Development, Sara Lee Corporation. Ms. Ziegler, an attorney and a member of Sara Lee's senior management team since 1993, is a welcome and valuable addition to our board.

NYSE LISTED: UTR

On May 24, 2001, Unitrin common stock was listed on the New York Stock Exchange, trading on the Big Board under the ticker symbol UTR. Based on our average daily volume, we determined that the single point of sale structure of the NYSE would provide greater liquidity and less intra-day volatility for our shareholders. Since the move, we have generally noticed a stabilization of Unitrin's stock price throughout the day.

EVENTS OF SEPTEMBER 11

The terrorist events of September 11 have impacted all of us in so many ways. And for some, including our associates at Reserve National Insurance Company who are featured in this report, the day was also a somber reminder of the tragedy of the Oklahoma City federal building bombing in 1995. While we can never make up for the loss of so many lives or undo the suffering of so many others, in the aftermath we are heartened by the response and support of so many people. Americans across the country were touched and moved by these events and responded, in the true spirit of America, with their kindness and generosity – by volunteering their personal time, donating blood, comforting a friend or loved one or providing financial assistance. Unitrin was no exception and promptly created a program to match charitable contributions from associates. Throughout the country and Unitrin, American flags became commonplace along with other signs of renewed appreciation for the men and women who put their lives in danger to protect us – the firefighters, the police and those serving in the armed forces.

Our insurance companies were fortunate to have no reported insured losses from the terrorist attacks. However, the financial toll on the insurance industry was significant, with estimated insured losses ranging from $40 billion to $70 billion or more. While the industry is honoring its past promises and commitments, it also recognizes that we live in a time of uncertainty when the unimaginable can quickly become reality. Accordingly, the industry continues to assess its ability to measure the risks of future losses from terrorist actions and insure against them.

As was the case in the Oklahoma City bombing, as well as the aftermath of September 11, all of Unitrin's associates have a renewed awareness and understanding of the vital role we play in and our commitment to delivering peace of mind.



RICHARD C. VIE
Chairman of the Board, President
and Chief Executive Officer

January 31, 2002

DELIVERING PEACE OF MIND TO MIDDLE AMERICA

Generations of Americans have enjoyed the confidence of knowing that their loved ones and lifestyles are protected by insurance products from Unitrin companies. We market our products through a regional network of experienced insurance agents, some of whom have chosen to exclusively represent Unitrin products. Exclusive independent field agents are our partners in reaching out to individuals, families and small business owners who want insurance plans that are easy to understand, fairly priced and supported by good service. Together, we form a team of financial services professionals that has earned an outstanding record of providing quality, value and reliability. This spirit of teamwork and customer service is exemplified in Reserve National Insurance Company, a Unitrin Life & Health Insurance company based in Oklahoma City, whose agents, policyholders and associates are featured on the following pages.





The farmers, ranchers, small business owners and their workers in America's heartland have looked to Reserve National Insurance over the years for specialized supplemental insurance policies such as limited-benefit surgical plans and first-occurrence cancer policies. These hardworking, self-sufficient individuals share a work ethic and set of values that are common to the more than 200 independent insurance agents who sell Reserve National products.

If anyone embodies the best qualities of Reserve National's field force, it is Denny Patterson *(shown above at left with his son T.J., a rookie agent)*, a top-producing, veteran insurance agent in St. Joseph, Missouri. Denny, the descendant of generations of Missouri farmers, turned to insurance sales after realizing that Reserve National offered him a stable career, as well as a way to help his friends and neighbors who had limited access to reliable insurance coverage. Denny has earned his "Agent of the Year" status consistently since 1986 by providing quality products and customer-focused service to rural residents across Missouri. A dedicated independent agent such as Denny is on the road four to five days a week while averaging up to 400 new sales each year.

Denny and his fellow agents benefit from Reserve National's highly effective direct-mail program that generates solid leads that turn into sales and satisfied clients. This revenue-producing business model has been shaped by Roger Cole, president, and Joe Cole, executive vice president and agency director *(left)*, brothers and business partners who have more than 80 years of combined service in the insurance industry. The Oklahoma natives have helped build the company into a prospering network that serves growing niche markets and a client base of more than 145,000 policyholders.

Husband and wife insurance agents Mike and Gina [illegible]ters of St. Louis, Missouri (*below*) serve their central and southern Illinois customers with an efficient partnership that keeps everyone happy. Mike goes on the road during the week to visit clients and prospects while Gina handles service calls from their home office. As a supplement to Reserve National's corporate office's customer service staff, Mike and Gina provide their customers with a toll-free telephone line for prompt and direct service on a [illegible] basis. Mike was trained by veteran agent Ben Kunes (*right*), who has worked out of the St. Louis, Missouri area since 1990. A background in [illegible] helps Ben appreciate and understand the delicate cash flow balance of those who are self-employed. One of Reserve National's top salesmen, Ben develops innovative solutions for a client base that consists primarily of farmers in rural Illinois who need cost-effective medical coverage and have limited access to benefits such as the preferred provider networks offered in larger-populated areas.





Regional Manager Paul Rubenstein *(above right)* admits that as a young man "the last thing I wanted to do was sell insurance." That was more than 25 years ago, and before Paul was converted to the business at a chance meeting with Roger Cole. In the ensuing years, Paul relocated from Phoenix, Arizona to Columbia, Missouri, and established one of the company's largest and most productive regional offices. Although the West Coast native had never been in the Midwest before, Paul quickly identified the opportunities, which have steadily grown as other insurance providers have exited the marketplace. Today, Paul spends most of his time managing dozens of agents in what he now considers a job that "gives you the best of both worlds: you have endless opportunity to build business and serve people. Plus, you have the flexibility to schedule your own time."

Experience makes all the difference in delivering consistent service to policyholders. Reta Weaver *(at left in top left photo)* proves that every day as supervisor of customer service in Reserve National's home office in Oklahoma City. Reta's staff forms the company's front line of customer service, ready and able to answer customer questions about policy coverage, claims or renewals. Their outstanding performance is readily apparent by the thank you letters from customers that decorate the customer service office. Reserve National is proud of its tradition of exceptional customer service, a differentiating selling point that keeps customers informed and reassured, while helping the field agents secure renewals and new business.

He's been a high school teacher, golf coach, oilman and carpet salesman, but Bill Scott *(below)* likes to spend his workdays these days sitting and chatting in the kitchen with long-time customers such as Norma Matthis *(below)*. As an agent in Northwest Oklahoma for nearly two decades, Bill has become well versed in the benefits of comprehensive insurance coverage and understands the value of one-to-one marketing. His weekly schedule includes at least 15 "sit downs" with clients and prospects. Such face-to-face visits are the foundation of Reserve National's success and generate new business, renewals and long-standing customer relationships.



Managing risk effectively is vital to the success of any insurance company. Reserve National is fortunate to have the collective knowledge of staff experts such as Stacy McDaniel, legal counsel, and Duane Monkres, chief of underwriting *(below right)*, who are part of the corporate team that works together to help 20 regional sales offices and a network of independent field agents effectively serve clients. Duane's underwriting staff, charged with determining the level of risk inherent in each policyholder's plan, works with Stacy's legal staff to design policies under a myriad of state regulations. The basis of their partnership with clients and agents is a trusted knowledge and understanding of all aspects of insurance liabilities and regulations.

After years as one of the company's most successful agents and regional office managers, long-time associate Vern Perkins *(bottom photo)* is "as excited about my job now as I was when I first started. I still have the burning desire to be the best." Now serving as assistant agency director, one of Vern's responsibilities is to recruit new field agents. Over the years, Vern has done this as well as anyone, instilling a desire to be the best in hundreds of Reserve National agents who have generated millions of dollars in annual premiums.



Together, the agents, regional office managers and home office associates of Reserve National comprise a highly productive team of experienced and customer-focused professionals. Their partnerships with their customers are based on trust, fairness and value – the same qualities that characterize all of Unitrin's products and services.



"Our Multi Lines customers are primarily middle-income families and main-street businesses that are looking for the right combination of price, coverage, service and security."











UNITRIN PROPERTY & CASUALTY INSURANCE OPERATIONS

MULTI LINES

Trinity Universal Insurance Company, Trinity Universal Insurance Company of Kansas, Inc.
Trinity Lloyd's Insurance Company, Milwaukee Casualty Insurance Co.
Milwaukee Safeguard Insurance Company, Milwaukee Mutual Insurance Company
Security National Insurance Company, Valley Insurance Company, Valley Property & Casualty Insurance Company

SPECIALTY LINES

Charter Indemnity Company, Charter County Mutual Insurance Company
Financial Indemnity Company, Alpha Property & Casualty Insurance Company

UNITRIN DIRECT

Unitrin Direct Insurance Company, Unitrin Direct Advantage Insurance Company

Unitrin's Property and Casualty Insurance Operations are comprised of several regional insurance carriers providing a variety of commercial and personal insurance products. We manage these businesses as three distinct segments: Multi Lines Insurance, Specialty Lines Insurance and Unitrin Direct.

Trinity Universal Insurance Company, based in Dallas, is Unitrin's largest property and casualty insurance company and flagship for our Multi Lines Insurance segment. Through subsidiaries and affiliates operating primarily in the southern, midwestern and western United States, its product offerings consist of preferred and standard risk automobile, homeowners, fire, commercial liability, workers compensation and other related insurance lines. Customers are primarily middle-income families and main-street businesses that are looking for the right combination of price, coverage, service and security.

Our Specialty Lines Insurance segment focuses on non-standard automobile, motorcycle and personal watercraft. Nonstandard automobile insurance is provided for individuals and companies that have had difficulty obtaining standard or preferred risk insurance, usually because of their driving experience. We provide a valuable service to these higher-risk and specialty markets, which other companies may neglect.

Unitrin Direct, our direct marketing automobile insurance unit, emphasizes standard and preferred private passenger automobile insurance through direct mail, radio and television advertising and the Internet.

2001 DEVELOPMENTS

We continue to integrate our information technology systems to create greater efficiencies for both agents and customers. In 2001, Multi Lines Insurance introduced X-Sell-A-Rate, a computer-application policy administration system that offers agents real-time quick quotes and easy policy issuing for personal lines products. Additionally, Easy Bill Pay (E-Z-BP), which allows policyholders to pay their personal insurance premiums over the Internet, was made available to policyholders seeking to pay their premiums electronically.

Specialty Lines Insurance enhanced its website to allow agents to upload policy applications and make payments electronically, thereby increasing the percentage of independent agents transacting business electronically to over 75%.

Unitrin Direct completed its first full year of marketing insurance, generally meeting or exceeding expectations, based on key metrics. Key business metrics include mix of business, conversion ratios (number of quotes that become sold policies), acquisition cost per sale, average premiums, claim frequencies and loss ratios. Unitrin Direct is active in the states of Pennsylvania, Florida, Michigan and California, with plans to enter several additional states in 2002.

MARKET CONDITIONS

During the year, we implemented long-awaited premium rate increases in several Multi Lines product lines. We started to see the impact of these premium rate increases on our top line premium growth, but realize that continued action is required to improve our bottom line. We expect to see bottom line improvement in the upcoming years as we continue to implement premium rate increases and certain underwriting changes as we write and renew our business while identifying ways to contain loss costs.

In Texas, our largest market for Multi Lines, many competitors have placed moratoriums on business for some personal lines, partly due to lingering problems with toxic mold damage. As a result, loss costs have trended higher than anticipated, forcing a number of our competitors to take restrictive actions on personal lines business.

The specialty auto insurance market continues to harden as premium rates increase industrywide to offset mounting loss costs. In some markets, competitors have discontinued writing new policies or have completely withdrawn.

UNITRIN LIFE & HEALTH INSURANCE OPERATIONS

United Insurance Company of America
The Reliable Life Insurance Company, Union National Life Insurance Company
Union National Fire Insurance Company, United Casualty Insurance Company of America
Reserve National Insurance Company, NationalCare Insurance Company

The Unitrin Life and Health Insurance Group, one of the leading 100 life insurance providers in the United States, offers a comprehensive line of life and health insurance products through its family of career agency and independent agency companies. Our career agency companies, the core of these operations, are devoted to serving customers with annual household incomes of less than $25,000 who want basic protection for themselves and their families.

Our career agency companies – United Insurance, Union National and Reliable Life – together represent one of the largest distribution networks of its kind in the United States. Our 2,900 career agents cultivate customer relationships by calling on individuals in their homes, offering personalized, affordable life and health insurance products in the underserved, lower-income market.

Our independent agency company, Reserve National Insurance of Oklahoma City, provides limited benefit and supplemental insurance products primarily to self-employed individuals living in rural areas where the options of health maintenance organizations and preferred provider organizations are less prevalent. The company has developed a loyal customer franchise among ranchers, farmers, small business operators and their workers by offering products such as limited-benefit surgical plans, first-occurrence cancer and heart attack policies, as well as medicare supplements.

2001 HIGHLIGHTS

During the year, we continued to reorganize our career agency companies to capitalize on the shared strengths of our three companies. Underwriting, new policy issues and policyholder services were consolidated into a single service area in Webster Groves, Missouri, providing more efficient service and expense control for our agents and customers. In addition, we continued to make progress on implementing a shared, integrated information management platform for all of our career agency companies.

At the career agent level in the field, we began deploying a system whereby agents can deposit premium collections daily, directly with banks, thereby reducing the time consuming task of returning to the field office.

Reserve National Insurance has installed a document scanning system to increase the efficiency and speed of processing claims to provide faster customer response times.

MARKET CONDITIONS

Offering responsive and individualized service to customers in 26 states, our experienced career agents generate more than 80% of the group's premiums. Reserve National's exclusive independent agents account for the balance of the group's business. Through our agents' efforts, customers enjoy a selection of insurance products that are easy to understand and supported by efficient service and sound financial management.

Designed to provide peace of mind and basic security, our range of products includes whole and term life insurance, limited benefit accident and health insurance, as well as final-expense life insurance. In addition, our career agents distribute property insurance through United Casualty Insurance Company of America and Union National Fire Insurance Company.

Unitrin is firmly committed to expanding its presence in the ever-consolidating life and health insurance marketplace. We have a concerted marketing effort to build customer relationships in local communities. Recognizing that the foundation of our business is built on one-on-one relationships between agents and customers, we are recruiting additional agents from local communities and developing new marketing materials.

"In an industry characterized by increasingly impersonal service and consolidated financial products, Unitrin Life and Health Insurance companies are distinguished by a tradition of personal service."









"Fireside Thrift has strong relationships with a growing group of more than 3,500 independent and franchise automobile dealerships."







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CONSUMER FINANCE

Fireside Thrift Co.

Unitrin's consumer finance services are provided by Fireside Thrift of Pleasanton, California, one of the oldest and most respected thrift and loan companies in the western United States. In 2001, the company increased its outstanding receivables, marking the highest point in its history.

Operating a network of 37 financial services offices throughout California, Oregon, Arizona, Washington and Colorado, Fireside specializes in providing automobile loans funded through FDIC-insured thrift deposits. Nearly 90% of its loans are used to fund the purchase of previously-owned vehicles.

2001 HIGHLIGHTS

During the year, Fireside increased its total managed loan portfolio to more than 110,000 individual loans. Fireside continues to grow its market share while some of its competitors consolidate or exit the marketplace.

Fireside's loans are totally self-financed with FDIC-insured deposits placed through a network of thrift offices, unlike most of its competitors who rely on variable sources of financing in the securities markets. Fireside further distinguishes itself by offering rapid loan approvals processed by an experienced local staff.

During the fourth quarter, Fireside expanded its network by opening a consumer finance office in Denver, Colorado, to serve the region's growing population of used-car buyers. Fireside also established an online presence with the startup of its website, which features readily accessible and relevant company data and contact information.

MARKET CONDITIONS

While, in general, the automobile industry is in a recovering soft market following the slowdown in late 2001, the market for used cars has been one of its fastest-growing segments. Most of Fireside's loans are made to individuals who have credit problems and need to establish steady financial relationships to purchase basic necessities such as personal transportation. On average, nearly 50% of individuals who buy used autos have a marginal credit history that excludes them from financing through traditional credit channels. This non-prime market has been Fireside's core constituency since the company's founding in 1950.

By purchasing conditional sales contracts from automobile dealers and making direct consumer loans through its branches, Fireside offers automobile dealerships the opportunity to increase sales by providing readily accessible financing to customers.

Following years of reputable service to the automobile dealer community, Fireside has gained a keen understanding of their business needs as well as the value of sound financing programs. The company has strong relationships with a growing group of more than 3,500 independent and franchise automobile dealerships. As the market demand continues to grow, Fireside expects to expand its customer base in the western United States.

Fireside is a member of the FDIC, has capital in excess of all regulatory guidelines and has received the highest rating from several bank rating organizations.

MULTI LINES INSURANCE

[Dollars in Millions]	2001	2000	1999
Premiums:			
Personal Lines:			
Automobile	$ 197.8	$ 199.2	$ 188.5
Homeowners	70.0	70.9	67.4
Other	10.5	10.2	10.1
Total Personal Lines	278.3	280.3	266.0
Commercial Lines:			
Property and Commercial Liability	129.9	130.4	114.9
Automobile	108.1	84.9	64.2
Other	54.0	53.2	43.3
Total Commercial Lines	292.0	268.5	222.4
Total Premiums	570.3	548.8	488.4
Net Investment Income	42.0	45.0	36.1
Total Revenues	$ 612.3	$ 593.8	$ 524.5
Operating Profit (Loss)	$ (116.1)	$ (32.6)	$ 2.1
GAAP Incurred Loss Ratio (excluding Storms)	82.8%	70.3%	64.6%
GAAP Incurred Storm Loss Ratio	13.0	11.7	10.5
Total GAAP Incurred Loss Ratio	95.8	82.0	75.1
GAAP Combined Ratio	127.7	114.1	106.9

Premiums in the Multi Lines Insurance segment increased by $21.5 million in 2001, compared to the same period in 2000, due primarily to higher premium rates in both personal lines and commercial lines, partially offset by lower volume. Net Investment Income decreased by $3.0 million in 2001 due to lower levels of investments and lower yields on investments. Operating Loss in the Multi Lines Insurance segment increased by $83.5 million in 2001 compared to 2000.

Operating results for the year ended December 31, 2001 reflect increased Operating Loss in both commercial lines and personal lines resulting from increased storm losses, large losses (individual losses estimated to be in excess of $100 thousand) and the effects of adverse reserve development. Reserve development, which reflects changes in estimates of prior period reserves in the current period, had an adverse effect of $54.5 million for the year ended December 31, 2001, compared to an adverse effect of $7.0 million in 2000. Storm losses were $74.1 million in 2001, or an increase of $9.7 million from 2000. Large losses were $47.2 million in 2001, an increase of $13.2 million from 2000. There were no reported losses in the Multi Lines Insurance segment related to the terrorist attacks on September 11, 2001.

Premiums in the Multi Lines Insurance segment increased by $60.4 million in 2000, compared to the same period in 1999, due to the inclusion of a full year of premiums resulting from the June 1999 acquisition of the Valley Group, Inc. ("VGI") and higher premium rates, partially offset by lower volume. Net Investment Income increased by $8.9 million due to the VGI acquisition and higher yields on fixed maturity securities.

Operating Profit decreased by $34.7 million in 2000, due primarily to increased losses in both personal and commercial lines resulting from increased storm losses, large losses and the effects of adverse reserve development. Reserve development had an adverse effect of $7.0 million in 2000. Storm losses were $64.4 million in 2000, an increase of $13.3 million compared to 1999. Large losses were $34.0 million in 2000, an increase of $5.9 million compared to 1999.

The Company is continuing to implement certain premium rate increases in most product lines, subject to regulatory approvals where applicable. The Company is also continuing to review underwriting guidelines in certain markets and product lines and continues to implement certain underwriting changes as it writes and renews its business, including placing a moratorium on new business in certain markets where adequate rates cannot be obtained. The Company anticipates that Multi Lines Insurance segment results will improve in 2002, but may not reach profitability until 2003.

On March 1, 2000, Valley Insurance Company, a subsidiary of VGI, completed the sale of its subsidiary, Mountain Valley Indemnity Company ("MVIC"), to Motor Club of America (See Note 3 to the Consolidated Financial Statements). Results for the Multi Lines Insurance segment in 2000 included Premiums of $3.3 million and a pre-tax Operating Loss of $3.3 million attributable to MVIC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SPECIALTY LINES INSURANCE

[Dollars in Millions]	2001	2000	1999
Premiums:			
Personal Automobile	$ 320.4	$ 194.4	$ 147.9
Commercial Automobile	23.9	19.8	21.5
Other	3.0	2.9	2.3
Total Premiums	347.3	217.1	171.7
Net Investment Income	14.1	14.3	10.9
Total Revenues	$ 361.4	$ 231.4	$ 182.6
Operating Profit (Loss)	$ (18.7)	$ 3.9	$ 18.1
GAAP Incurred Loss Ratio (excluding Storms)	81.3%	76.0%	66.7%
GAAP Incurred Storm Ratio	1.9	0.7	0.8
Total GAAP Incurred Loss Ratio	83.2	76.7	67.5
GAAP Combined Ratio	109.4	104.8	95.8

Premiums in the Specialty Lines Insurance segment increased by $130.2 million in 2001, compared to the same period in 2000, due to higher premium volume and premium rates.

Operating Loss in the Specialty Lines Insurance segment increased by $22.6 million in 2001, due primarily to increased losses, including storm losses and the effects of adverse reserve development, which more than offset premium increases. Storm losses were $6.5 million in 2001, an increase of $5.0 million compared to 2000. Reserve development had an adverse impact of $6.7 million in 2001, compared to favorable development of $5.4 million in 2000. There were no reported losses in the Specialty Lines Insurance segment related to the terrorist attacks on September 11, 2001.

Premiums in the Specialty Lines Insurance segment increased by $45.4 million in 2000, compared to the same period in 1999, due to the inclusion of a full year of premiums resulting from the VGI acquisition. Net Investment Income increased by $3.4 million due primarily to the higher levels of investments.

Operating Profit in the Specialty Lines Insurance segment decreased by $14.2 million in 2000, due primarily to increased frequency and severity of losses, principally in personal automobile insurance resulting from inadequate rates.

The Company is continuing to implement certain premium rate increases in most states and product lines, subject to regulatory approvals where applicable. The Company is also continuing to review underwriting guidelines in certain markets and product lines and continues to implement certain underwriting changes as it writes and renews its business. The Company anticipates that Specialty Lines Insurance segment will reach profitability in 2002.

LIFE AND HEALTH INSURANCE

[Dollars in Millions]	2001	2000	1999
Life Insurance Premiums	$ 401.3	$ 406.4	$ 412.6
Accident and Health Insurance Premiums	151.2	190.4	218.6
Property Insurance Premiums	87.5	85.2	82.0
Total Premiums	640.0	682.0	713.2
Net Investment Income	176.9	181.4	164.8
Total Revenues	$ 816.9	$ 863.4	$ 878.0
Operating Profit	$ 103.3	$ 65.0	$ 97.4

Premiums in the Life and Health Insurance segment decreased by $42.0 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to the July 2000 sale of The Pyramid Life Insurance Company ("Pyramid"). Excluding the effects of the sale of Pyramid, premiums decreased by $4.1 million for the year ended December 31, 2001, due primarily to lower volume of accident and health insurance, partially offset by higher accident and health insurance premium rates and higher volume of property insurance sold by the Life and Health Insurance segment's career agents. Net Investment Income in the Life and Health Insurance segment decreased by $4.5 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to lower yields on investments partially offset by higher levels of investments.

LIFE AND HEALTH INSURANCE [CONTINUED]

Operating Profit for the Life and Health Insurance segment included a pre-tax charge of $48.8 million in 2000 for the Company's estimate of the cost to ultimately settle certain matters initially arising from the investigation by the Florida Department of Insurance into the sale and servicing of industrial life insurance (See Note 19 to the Consolidated Financial Statements). Excluding the estimated settlement costs from results in 2000, Operating Profit in the Life and Health Insurance segment decreased by $10.5 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to higher benefits and expenses as a percent of premiums for life insurance business and lower net investment income, partially offset by improved results from property insurance sold by the Life and Health Insurance segment's career agents.

Premiums in the Life and Health Insurance segment decreased by $31.2 million in 2000, compared to the same period in 1999, due primarily to the July 2000 sale of Pyramid and lower volume attributable to the Company's exit from certain markets. Net Investment Income in the Life and Health Insurance segment increased by $16.6 million in 2000, due primarily to higher levels of investments and higher yields on investments.

Excluding the estimated settlement costs, Operating Profit in the Life and Health Insurance segment increased by $16.4 million in 2000, due primarily to the higher net investment income and lower general expenses, partially offset by the inclusion of $5.6 million of income in 1999 resulting from a change in actuarial estimate of life and health insurance reserves due to the conversion to a new actuarial system.

On July 26, 2000, United Insurance Company of America ("United"), a subsidiary of the Company, completed the sale of United's subsidiary, Pyramid, to Ceres Group, Inc. (See Note 3 to the Consolidated Financial Statements). Premiums for Pyramid included in the Company's results in 2000 and 1999 were $37.9 million and $63.6 million, respectively.

CONSUMER FINANCE

[Dollars in Millions]	2001	2000	1999
Interest, Loan Fees and Earned Discounts	$ 146.3	$ 129.7	$ 116.2
Net Investment Income	8.5	8.3	5.5
Other Revenues	4.3	3.7	1.9
Total Revenues	159.1	141.7	123.6
Provisions for Loan Losses	29.2	27.0	23.6
Interest Expense on Investment Certificates and Savings Accounts	43.4	39.2	30.5
General and Administrative Expenses	54.6	49.5	45.4
Operating Profit	$ 31.9	$ 26.0	$ 24.1
Consumer Finance Loan Originations	$ 468.4	$ 472.8	$ 408.9
Percentage of Consumer Finance Receivables Greater than Ninety Days Past Due	0.5%	0.6%	1.7%
Ratio of Reserve for Loan Losses to Gross Consumer Finance Receivables	4.6	5.0	5.7
Weighted-Average Yield on Investment Certificates and Savings Accounts	5.0	6.4	5.6

Consumer Finance Revenues and Operating Profit increased by $17.4 million and $5.9 million, respectively, in 2001, compared to the same period in 2000, due primarily to higher levels of loans outstanding.

Consumer Finance Revenues increased by $18.1 million in 2000, compared to the same period in 1999, due primarily to higher levels of loans outstanding. Operating Profit in the Consumer Finance segment increased by $1.9 million in 2000, as the additional revenues were partially offset by increased interest expense on deposits. The percentage of Consumer Finance Receivables greater than ninety days past due decreased in 2000, due primarily to the charge-off of certain classes of higher risk loans.

UNITRIN DIRECT

In January 2000, the Company established Unitrin Direct, a direct marketing automobile insurance unit, to market personal automobile insurance through direct mail, radio and television advertising and the Internet. The business unit primarily utilizes the Company's wholly-owned subsidiary, Unitrin Direct Insurance Company, but also utilizes the licenses of other Unitrin subsidiaries as needed in states in which it is not currently licensed. Unitrin Direct is managed and reported as a separate business segment. In January 2001, Unitrin Direct began actively marketing personal automobile insurance in the state of

UNITRIN DIRECT [CONTINUED]

Pennsylvania. Unitrin Direct then entered Florida in May 2001, Michigan in September 2001 and California in November 2001. Several additional states are planned for introduction in 2002, subject to regulatory approvals.

Premiums written for the year ended December 31, 2001 were $24.1 million. Premiums earned for the year ended December 31, 2001 were $10.4 million. For the year ended December 31, 2001, Unitrin Direct recorded Operating Loss of $22.6 million compared to Operating Loss of $6.1 million for the same period in 2000, due primarily to up-front marketing expenses and other start-up costs necessary to build economies of scale. While key metrics for Unitrin Direct are still developing, its first full year of operating results are primarily meeting or exceeding the Company's expectations. Key business metrics include mix of business, conversion ratios (number of quotes that become sold policies), acquisition cost per sale, average premiums, claim frequencies and loss ratios. There were no reported losses in the Unitrin Direct segment related to the terrorist attacks on September 11, 2001.

Building a direct marketing insurer requires a significant investment resulting in higher up-front costs and expenses associated with marketing products and acquiring new policies. Although over time Unitrin Direct expects to experience lower renewal costs than traditional insurance providers, the Company expects that Unitrin Direct will produce operating losses for at least the next few years.

INVESTEES

Unitrin's investment portfolio at December 31, 2000 included investments in three companies accounted for under the equity method of accounting ("investees"): Curtiss-Wright Corporation ("Curtiss-Wright"), Litton Industries, Inc. ("Litton") and UNOVA, Inc. ("UNOVA"). As further discussed below, Litton was acquired by Northrop Grumman Corporation ("Northrop") during 2001. In addition, the Company spun off its holdings of Curtiss-Wright common stock to Unitrin's shareholders in a tax-free distribution. Accordingly, at December 31, 2001 Unitrin's sole investee was UNOVA. UNOVA is listed on the New York Stock Exchange and is subject to the reporting requirements of the federal securities laws. It is held for investment purposes as part of the investment portfolios of Unitrin's insurance subsidiaries. The fair value of Unitrin's Investments in Investee was $73.4 million at December 31, 2001 compared to an asset carrying value of $65.4 million under the equity method of accounting.

At December 31, 2001, Unitrin owned approximately 22% of UNOVA's common stock. UNOVA stated in its December 31, 2000 annual report on Form 10-K that it is "an industrial technologies company providing global customers with solutions for improving their efficiency and productivity" and that its industrial automation systems business segment ("IAS") is "a leading developer of value-added manufacturing technologies and products that span the production cycle from process engineering and design and prototyping to systems integration." IAS "serves primarily the global automotive, off-road vehicle and diesel engine industries and satisfies customer needs in the aerospace, electronics, durable goods and general job shop markets." Products in its automated data systems business segment include "mobile computing solutions for the field worker, automated data collection systems for in-premise and site-based workers, wireless network systems for wireless enablement of an enterprise, and barcode label and printing solutions."

In April 2001, Northrop completed its acquisition of Litton. Prior to the Northrop-Litton transaction, Unitrin and its subsidiaries owned approximately 12.7 million shares or 28% of Litton's outstanding common stock. Unitrin and its subsidiaries tendered all of their shares of Litton common stock to Northrop. In exchange for their holdings of Litton common stock, Unitrin and its subsidiaries received approximately 1.8 million shares of Northrop Series B convertible preferred stock and approximately 7.7 million shares of Northrop common stock in a tax-free exchange. In addition to receiving the Northrop preferred and common stock, Unitrin and its subsidiaries received cash of $171.8 million, net of transaction costs. In the second quarter of 2001, the Company recognized a pre-tax accounting gain of $562.1 million and an after-tax accounting gain of $362.4 million, or $5.37 per common share related to this transaction.

Prior to Northrop's acquisition of Litton, Unitrin accounted for its investment in Litton under the equity method of accounting. As a result of the Northrop-Litton transaction, Unitrin's ownership percentage in the combined company fell below 20%, and accordingly, Unitrin does not apply the equity method of accounting to its investments in Northrop.

In November 2001, Unitrin spun off its 44% equity ownership interest in Curtiss-Wright in a tax-free distribution to Unitrin's shareholders. In connection with the spin-off, all of the 4.4 million Curtiss-Wright shares held by Unitrin were exchanged for 4.4 million shares of a new Class B common stock of Curtiss-Wright that is entitled to elect at least 80% of the Board of Directors of Curtiss-Wright but is otherwise substantially identical to Curtiss-Wright's existing common stock. The Curtiss-Wright Class B common stock was distributed pro ratably to shareholders of Unitrin. All of the other outstanding shares of Curtiss-Wright common stock remain outstanding and are entitled to elect approximately 20% of the Board of Directors of Curtiss-Wright.

INVESTEES [CONTINUED]

The distribution has been accounted for as a spin-off and, accordingly, Retained Earnings has been reduced by the carrying value of the Company's investment in Curtiss-Wright, or $137.8 million ($2.04 per Unitrin common share). The aggregate fair value of the shares of Curtiss-Wright Class B common stock distributed to Unitrin shareholders was approximately $196.1 million ($2.91 per Unitrin common share). Net Gains on Sales of Investments for the years ended December 31, 2001 and 2000 includes losses of $4.5 million and $0.7 million, respectively, for certain transaction costs related to the spin-off. Equity in Net Income of Investees for the year ended December 31, 2001 includes a tax benefit of $8.8 million to reduce the Company's estimate of taxes on the cumulative undistributed earnings of Curtiss-Wright under the equity method of accounting.

Unitrin accounts for its Investments in Investees under the equity method of accounting using the most recent and sufficiently timely publicly-available financial reports and other publicly-available information which generally results in a two- or three-month-delay basis depending on the investee being reported (See Note 2 to the Consolidated Financial Statements).

Equity in Net Income (Loss) of Investees for each of the Company's investee companies for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Curtiss-Wright Corporation	$ 20.5	$ 11.8	$ 11.5
Litton Industries, Inc.	8.8	38.2	22.1
UNOVA, Inc.	(0.6)	(56.8)	8.3
Equity in Net Income (Loss) of Investees	$ 28.7	$ (6.8)	$ 41.9

On June 20, 2000, the fair value of Unitrin's investment in UNOVA declined below Unitrin's carrying value of its investment in UNOVA. During the third quarter of 2000, Unitrin determined that the decline in the fair value of its investment in UNOVA was other than temporary under applicable accounting standards. Accordingly, Unitrin recorded an after-tax loss of $60.7 million to reduce the carrying value of its investment in UNOVA to its then current estimated realizable value. The loss has been allocated to Unitrin's proportionate share of UNOVA's non-current assets. Accordingly, Unitrin's reported equity in the net income of UNOVA differs from Unitrin's proportionate share of UNOVA's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets.

In July 2001, three of Unitrin's subsidiaries entered into a financing agreement whereby the subsidiaries and other unrelated parties became participants in a $75 million three-year term loan agreement with UNOVA. Under the agreement, the subsidiaries provided $31.5 million in funding to UNOVA. During 2001, two of Unitrin's subsidiaries purchased a portion of UNOVA's outstanding publicly-traded Notes maturing in March 2005 with a total par value of $5.0 million.

Summarized financial and other information about Unitrin's Investments in Investees can be found in Note 5 to the Consolidated Financial Statements.

INVESTMENT RESULTS

Net Investment Income was $238.5 million, $223.1 million and $203.0 million in 2001, 2000 and 1999, respectively. Net Investment Income increased by $15.4 million in 2001, compared to the same period in 2000, due primarily to dividends received from Corporate Investments. Net Investment Income increased by $20.1 million in 2000, compared to the same period in 1999, due primarily to a higher level of investments and higher yields on Fixed Maturities.

Net Gains on Sales of Investments was $568.2 million in 2001, $140.5 million in 2000 and $113.7 million in 1999. Net Gains on Sales of Investments in 2001 includes a $562.1 million gain from the Northrop-Litton transaction, gains of $12.6 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock and gains of $0.7 million from sales of all of its holdings of Enron common stock (See Note 13 to the Consolidated Financial Statements). Net Gains on Sales of Investments in 2000 includes gains of $142.4 million resulting from sales of a portion of the Company's Investment in Baker Hughes, a gain of $4.7 million due to the sale of Pyramid, and losses of $9.0 million resulting from other than temporary declines in fair values. The Company cannot anticipate when or if investments gains or losses may occur in the future.

The Company's investment strategy is based on current market conditions and other factors which it reviews from time to time. The Company's consolidated investment portfolio is concentrated in United States Government obligations, investment-grade fixed maturities, Northrop common and preferred stock, Baker Hughes common stock and UNOVA common stock and fixed maturity investments.

CORPORATE INVESTMENTS

The Company considers the management of certain investments, including Northrop common and preferred stock, Baker Hughes common stock and investees, to be a corporate responsibility and excludes income from these investments from its Operating Segments. Dividend income from these Corporate Investments for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Northrop Common Stock	$ 9.2	$ –	$ –
Northrop Preferred Stock	9.4	–	–
Baker Hughes Common Stock	1.7	4.2	10.9
Total Dividend Income from Corporate Investments	$ 20.3	$ 4.2	$ 10.9

The Company received its shares of Northrop common and preferred stock as a result of the acquisition of the Company's former investee, Litton, by Northrop (See Investees above). The acquisition occurred in the second quarter of 2001 and, accordingly, the Company had no dividends from Northrop common or preferred stock in 2000 or 1999. Dividend income from Baker Hughes has decreased resulting from sales of a portion of the Company's investment in Baker Hughes (See Note 13 to the Consolidated Financial Statements). The Company cannot anticipate when or if similar investment sales may occur in the future.

Investment Activity for Corporate Investments for the year ended December 31, 2001 was:

[Dollars in Millions]	Fair Value Dec. 31, 2000	Acquisitions	Dispositions	Holding Gain (Loss) Arising During Period	Fair Value Dec. 31, 2001
Equity Securities:					
Northrop Common Stock	$ –	$ 661.5	$ –	$ 111.2	$ 772.7
Northrop Preferred Stock	–	177.5	–	42.6	220.1
Baker Hughes Common Stock	160.3	–	(28.4)	(19.1)	112.8
Investees:					
Curtiss-Wright Common Stock	203.8	–	(196.1)	(7.7)	–
Litton Common Stock	996.0	–	(1,010.8)	14.8	–
UNOVA Common Stock	45.9	–	–	27.5	73.4
Total Corporate Investments	$ 1,406.0	$ 839.0	$ (1,235.3)	$ 169.3	$ 1,179.0

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, there are approximately 3.9 million shares of the Company's outstanding common stock that can be repurchased under the Company's Board of Directors outstanding repurchase authorization. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. During 2001, the Company repurchased and retired 0.7 million shares of its common stock in open market transactions at an aggregate cost of $26.6 million. The Company has repurchased and retired approximately 54.3 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.4 billion since 1990.

The Company has a $440.0 million unsecured revolving credit agreement with a group of banks which expires on September 1, 2002. Proceeds from advances under the agreement may be used for general corporate purposes, including repurchases of the Company's common stock. The weighted-average interest rate on the $254.0 million in advances outstanding under the agreement on December 31, 2001 was 2.44%. At December 31, 2001, the unused commitment under the Company's revolving credit agreement was $186.0 million. The Company anticipates that it will replace the agreement with a new facility prior to September 2002. In addition, the Company's subsidiaries in 2002 would be able to pay approximately $743 million in dividends to the Company without prior regulatory approval. The Company's retained earnings at December 31, 2001 includes $38.1 million representing the undistributed equity in net income of investees.

The Company has no significant commitments for capital expenditures. The Company's subsidiaries maintain levels of cash and liquid assets sufficient to meet ongoing obligations to policyholders and claimants, as well as ordinary operating expenses. As further discussed in Note 4 to the Consolidated Financial Statements, some of Unitrin's subsidiaries hold collateral totaling $172.5 million from unrelated parties pursuant to securities lending agreements whereby unrelated parties borrow securities from the subsidiaries' accounts. The subsidiaries are required to return such collateral upon return of the loaned security. Accordingly, the amount of such collateral would not be available to meet ongoing obligations to policyholders and claimants, as well as ordinary operating expenses. The Company's reserves are set at levels expected to meet contractual liabilities. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets.

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

At December 31, 2001, the Company had capacity to write additional premiums relative to statutory capital and surplus requirements. Unitrin and its subsidiaries have not formed special purpose entities or similar structured financing vehicles to access capital and/or manage risk.

INTEREST AND OTHER EXPENSES

Interest and Other Expenses was $22.2 million, $36.2 million and $14.4 million in 2001, 2000 and 1999, respectively. Interest expense was $9.0 million, $13.6 million and $4.7 million in 2001, 2000 and 1999, respectively. Other corporate expenses were $13.2 million, $22.6 million and $9.7 million in 2001, 2000 and 1999, respectively. Other corporate expenses in 2000 included a pre-tax charge of $12.3 million to write-down the carrying value of certain internal use software (See Note 2 to the Consolidated Financial Statements).

ACCOUNTING CHANGES

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. SFAS No. 141 also changes the criteria for the separate recognition of intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses accounting and reporting for intangible assets acquired, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill and certain intangibles will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 also addresses accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Amortization of Goodwill was $8.7 million, $8.8 million and $6.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has not yet completed its assessment of the impact of SFAS No. 142 on its financial statements.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 also amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company expects that the initial application of SFAS No. 143 will not have an impact on its financial statements.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement is intended to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company expects that the initial application of SFAS No. 144 will not have an impact on its financial statements.

In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133." SFAS No. 138 addresses a limited number of implementation issues related to SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities." SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to years beginning after June 15, 2000, with earlier adoption permitted. Accordingly, SFAS No. 133 is effective for years beginning after June 15, 2000, with earlier adoption permitted. Effective January 1, 2001, the Company adopted the provisions of SFAS Nos. 133 and 138. There was no effect of adoption on the Company's financial statements.

On March 31, 2000, FASB issued FASB Interpretation No. ("FIN") 44, "Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25." FIN 44 provides guidance for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's implementation of the provisions of FIN 44 had no impact.

Effective January 1, 1999, the Company prospectively adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires the Company to capitalize qualifying computer software costs incurred during the application development stage. Due to the termination of a software development project in 2000, the Company wrote-off certain costs previously capitalized under SOP No. 98-1. Accordingly, Interest and Other Expense for the year ended December 31, 2000 includes a pre-tax charge of $12.3 million related to the write-off.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), the Company is required to provide the following disclosures about Market Risk.

Quantitative Information About Market Risk

The Company's consolidated balance sheet includes four types of financial instruments subject to the material market risk disclosures required by the SEC: (1) Investments in Fixed Maturities, (2) Investments in Equity Securities, (3) Consumer Finance Receivables and (4) Investment Certificates and Savings Accounts. Investments in Fixed Maturities, Consumer Finance Receivables and Investment Certificates and Savings Accounts are subject to material interest rate risk. The Company's Investments in Equity Securities include common and preferred stocks and, accordingly, are subject to material equity price risk and interest rate risk, respectively.

For purposes of this disclosure, market risk sensitive financial instruments are divided into two categories: financial instruments acquired for trading purposes and financial instruments acquired for purposes other than trading. The Company's market risk sensitive financial instruments are classified as held for purposes other than trading. The Company has no holdings of derivatives.

The Company measures its sensitivity to market risk by evaluating the change in its financial assets and liabilities relative to fluctuations in interest rates and equity prices. The evaluation is made using instantaneous changes in interest rates and equity prices on a static balance sheet to determine the effect such changes would have on the Company's market value at risk and the resulting pre-tax effect on Shareholders' Equity. The changes chosen reflect the Company's view of adverse changes which are reasonably possible over a one-year period. The selection of the changes chosen should not be construed as the Company's prediction of future market events, but rather an illustration of the impact of such events.

For the interest rate sensitivity analysis presented below, the Company assumed an adverse and instantaneous increase of 100 basis points in market interest rates for Investments in Fixed Maturities, Preferred Stock Equity Securities and Consumer Finance Receivables from their levels at December 31, 2001 and 2000, respectively, and an adverse and instantaneous decrease of 100 basis points in market interest rates for Investment Certificates and Savings Accounts from their levels at December 31, 2001 and 2000. All other variables were held constant. The Company measured equity price sensitivity assuming an adverse and instantaneous 10% decrease in the Standard & Poor's Stock Index (the "S&P 500") from its level at December 31, 2001 and 2000, with all other variables held constant. The Company's Investments in Common Stock Equity Securities were correlated with the S&P 500 using the portfolio's weighted-average beta of 0.55 and 0.84 at December 31, 2001 and 2000, respectively. The portfolio's weighted-average beta was calculated using each security's beta for the five-year periods ended December 31, 2001 and 2000, respectively, and weighted on the fair value of such securities at December 31, 2001 and 2000, respectively. Beta measures a stock's relative volatility in relation to the rest of the stock market with the S&P 500 having a beta coefficient of 1.00.

The estimated adverse effects on the market value of the Company's financial instruments using these assumptions was:

		PRO FORMA INCREASE (DECREASE)		
[Dollars in Millions]	FAIR VALUE	INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
December 31, 2001				
ASSETS				
Investments in Fixed Maturities	$ 2,926.4	$ (118.8)	$ –	$ (118.8)
Investments in Equity Securities	1,387.4	(3.8)	(71.7)	(75.5)
Consumer Finance Receivables	720.1	(9.1)	–	(9.1)
LIABILITIES				
Investment Certificates and Savings Accounts	$ 753.7	$ 8.6	$ –	$ 8.6
December 31, 2000				
ASSETS				
Investments in Fixed Maturities	$ 2,733.2	$ (99.0)	$ –	$ (99.0)
Investments in Equity Securities	367.8	(3.3)	(23.7)	(27.0)
Consumer Finance Receivables	677.8	(11.8)	–	(11.8)
LIABILITIES				
Investment Certificates and Savings Accounts	$ 698.6	$ 3.0	$ –	$ 3.0

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

The market risk sensitivity analysis assumes that the composition of the Company's interest rate sensitive assets and liabilities, including but not limited to future contractual cash flows and credit quality, and equity price sensitive assets existing at the beginning of the period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the time to maturity. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, any future correlation, either in the near term or the long term, between the Company's common stock equity securities portfolio and the S&P 500 may differ from the historical correlation as represented by the weighted-average historical beta of the common stock equity securities portfolio. Accordingly, the market risk sensitivity analysis may not be indicative of, is not intended to provide, and does not provide a precise forecast of the effect of changes of market rates on the Company's income or Shareholders' Equity. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates or equity prices.

To the extent that any adverse 100 basis point change occurs in increments over a period of time instead of instantaneously, the adverse impact on fair values would be partially mitigated because some of the underlying financial instruments would have matured. For example, proceeds from any maturing assets could be reinvested and any new liabilities incurred at the then current interest rates.

Qualitative Information About Market Risk

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument and is inherent to all financial instruments. SEC disclosure rules focus on only one element of market risk — price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index, or price underlying the financial instrument. The Company's primary market risk exposures are to changes in interest rates and certain exposures to changes in equity prices.

The Company manages its interest rate exposures with respect to Investments in Fixed Maturities by investing primarily in investment-grade securities of relatively short duration. The interest rate risks with respect to the fair value of Consumer Finance Receivables should be partially offset by the impact of interest rate movements on Investment Certificates and Savings Accounts which are issued to fund its receivables.

At December 31, 2001, $992.8 million of the Company's Investments in Equity Securities, which exclude the Company's Investments in Investees, was concentrated in the common and preferred stock of Northrop. Northrop stated in its 2000 Annual Report on Form 10-K that it is "a leading defense electronics, systems integration and information technology company" and "Northrop Grumman is subject to the usual vagaries of the marketplace, it is also affected by the unique characteristics of the defense industry and by certain elements peculiar to its own business mix." At December 31, 2001 and 2000, respectively, the Company's Investments in Equity Securities included $112.8 million and $160.3 million of Baker Hughes common stock. Baker Hughes states in its 2000 Annual Report on Form 10-K that it "is engaged in the oil field and process industry segments," and that in addition to these industry segments, it "manufactures and sells other products and provides services to industries not related to either the petroleum or continuous process industries." Accordingly, the Company's Investments in Equity Securities are sensitive to the nature of Northrop and Baker Hughes' industry segments.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative information about Market Risk and the accompanying Consolidated Financial Statements (including the notes thereto) contain forward-looking statements, which usually include words such as "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "plan(s)" and similar expressions. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those contemplated in such statements. Such risks and uncertainties include, but are not limited to, those described in this Management's Discussion and Analysis of Results of Operations and Financial Condition, changes in economic factors (such as interest rates, unemployment rates and stock market fluctuations), changes in competitive conditions (including availability of labor with required technical or other skills), the number and severity of insurance claims (including those associated with catastrophe losses), regulatory approval of insurance rates, license applications and similar matters, governmental actions (including new laws or regulations or court decisions interpreting existing laws and regulations) and adverse judgments in litigation to which the Company or its subsidiaries are parties. No assurances can be given that the results contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. The Company assumes no obligation to release publicly any revisions to any forward-looking statements as a result of events or developments subsequent to the date of this Annual Report.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Unitrin, Inc.:

We have audited the accompanying consolidated balance sheets of Unitrin, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unitrin, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
January 31, 2002

CONSOLIDATED BALANCE SHEETS

[Dollars in Millions, Except Per Share Amount]	December 31, 2001	December 31, 2000
ASSETS		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: 2001–$2,876.2; 2000–$2,729.9)	$ 2,926.4	$ 2,733.2
Equity Securities at Fair Value (Cost: 2001–$1,139.3; 2000–$205.7)	1,387.4	367.8
Investees at Cost Plus Cumulative Undistributed Earnings (Fair Value: 2001–$73.4; 2000–$1,245.7)	65.4	620.0
Short-term Investments at Cost which Approximates Fair Value	504.8	271.2
Other	243.5	241.3
Total Investments	5,127.5	4,233.5
Cash	27.9	24.3
Consumer Finance Receivables at Cost (Fair Value: 2001–$720.1; 2000–$677.8)	723.1	681.1
Other Receivables	457.9	420.5
Deferred Policy Acquisition Costs	328.5	322.2
Goodwill	344.7	353.2
Other Assets	124.1	131.0
Total Assets	$ 7,133.7	$ 6,165.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Insurance Reserves:		
Life and Health	$ 2,157.5	$ 2,101.4
Property and Casualty	700.1	541.4
Total Insurance Reserves	2,857.6	2,642.8
Investment Certificates and Savings Accounts at Cost (Fair Value: 2001–$753.7; 2000–$698.6)	747.5	703.4
Unearned Premiums	416.4	385.3
Accrued and Deferred Income Taxes	384.2	248.1
Notes Payable	254.8	180.0
Accrued Expenses and Other Liabilities	556.4	305.0
Total Liabilities	5,216.9	4,464.6
Shareholders' Equity:		
Common Stock, $0.10 Par Value Per Share, 100 Million Shares Authorized, 67,547,104 and 67,648,447 Shares Issued and Outstanding at December 31, 2001 and 2000	6.7	6.8
Paid-in Capital	488.8	442.6
Retained Earnings	1,231.0	1,150.2
Accumulated Other Comprehensive Income	190.3	101.6
Total Shareholders' Equity	1,916.8	1,701.2
Total Liabilities and Shareholders' Equity	$ 7,133.7	$ 6,165.8

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

[Dollars in Millions, Except Per Share Amounts]	FOR THE YEARS ENDED DECEMBER 31,		
	2001	2000	1999
REVENUES			
Premiums	$ 1,568.0	$ 1,447.9	$ 1,373.3
Consumer Finance Revenues	159.1	141.7	123.6
Net Investment Income	238.5	223.1	203.0
Net Gains on Sales of Investments	568.2	140.5	113.7
Total Revenues	2,533.8	1,953.2	1,813.6
EXPENSES			
Insurance Claims and Policyholders' Benefits	1,217.1	1,039.6	889.1
Insurance Expenses	624.8	609.5	573.6
Consumer Finance Expenses	127.2	115.7	99.5
Interest and Other Expenses	22.2	36.2	14.4
Total Expenses	1,991.3	1,801.0	1,576.6
Income before Income Taxes and Equity in Net Income (Loss) of Investees	542.5	152.2	237.0
Income Tax Expense	190.3	54.4	77.9
Income before Equity in Net Income (Loss) of Investees	352.2	97.8	159.1
Equity in Net Income (Loss) of Investees	28.7	(6.8)	41.9
NET INCOME	$ 380.9	$ 91.0	$ 201.0
NET INCOME PER SHARE	$ 5.64	$ 1.32	$ 2.76
NET INCOME PER SHARE ASSUMING DILUTION	$ 5.60	$ 1.32	$ 2.74

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Dollars in Millions]	FOR THE YEARS ENDED DECEMBER 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net Income	$ 380.9	$ 91.0	$ 201.0
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:			
Policy Acquisition Costs Deferred	(191.3)	(175.3)	(156.1)
Amortization of Deferred Policy Acquisition Costs	188.5	172.2	163.1
Equity in Net (Income) Loss of Investees before Taxes	(30.1)	11.6	(63.7)
Cash Dividends from Investee	1.7	2.3	2.3
Amortization of Investments	1.1	12.1	23.2
Provisions for Loan Losses	29.2	27.0	23.6
Increase in Other Receivables	(37.5)	(59.7)	(5.2)
Increase in Insurance Reserves and Unearned Premiums	239.9	148.0	18.8
Increase (Decrease) in Accrued and Deferred Income Taxes	91.4	(66.9)	(108.9)
Increase in Accrued Expenses and Other Liabilities	68.8	23.3	0.5
Net Gains on Sales of Investments	(568.2)	(140.5)	(113.7)
Other, Net	17.4	34.4	31.3
Net Cash Provided by Operating Activities	191.8	79.5	16.2
INVESTING ACTIVITIES			
Sales and Maturities of Fixed Maturities	1,035.9	867.0	380.6
Purchases of Fixed Maturities	(1,187.3)	(970.6)	(551.2)
Sales of Equity Securities	41.2	392.4	499.1
Purchases of Equity Securities	(122.7)	–	(5.3)
Sale of Litton Common Stock, Net	171.8	–	–
Repayments of Consumer Finance Receivables	397.4	359.3	322.6
Acquisitions of Consumer Finance Receivables	(468.4)	(472.8)	(408.9)
Change in Short-term Investments	(228.7)	(219.9)	107.6
Acquisitions and Improvements of Investment Real Estate	(3.1)	(5.9)	(4.3)
Acquisition of Businesses, Net of Cash Acquired	–	–	(103.4)
Disposition of Businesses, Net of Cash Disposed	–	33.1	–
Other, Net	(4.5)	(9.4)	(24.6)
Net Cash Provided (Used) by Investing Activities	(368.4)	(26.8)	212.2
FINANCING ACTIVITIES			
Investment Certificate and Savings Account Deposits	253.1	293.7	221.3
Investment Certificate and Savings Account Withdrawals	(209.0)	(199.1)	(157.1)
Universal Life and Annuity Receipts from Policyholders	8.9	11.9	11.5
Universal Life and Annuity Payments to Policyholders	(2.8)	(3.3)	(3.3)
Change in Liability for Funds Held for Securities on Loan	172.5	–	–
Notes Payable Proceeds	831.0	756.7	436.3
Notes Payable Payments	(756.2)	(693.5)	(437.1)
Cash Dividends Paid	(108.0)	(103.1)	(101.7)
Common Stock Repurchases	(26.6)	(122.3)	(191.4)
Other, Net	17.3	6.5	8.6
Net Cash Provided (Used) by Financing Activities	180.2	(52.5)	(212.9)
Increase in Cash	3.6	0.2	15.5
Cash, Beginning of Year	24.3	24.1	8.6
Cash, End of Year	$ 27.9	$ 24.3	$ 24.1

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

[Dollars and Shares in Millions, Except Per Share Amounts] FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	NUMBER OF SHARES (NOTE 1)	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 1998	76.0	$ 7.6	$ 427.6	$ 1,374.0	$ 13.2	$ 1,822.4
Net Income	–	–	–	201.0	–	201.0
Other Comprehensive Income (Loss) (NOTE 12)	–	–	–	–	(23.0)	(23.0)
Total Comprehensive Income						$ 178.0
Dividends to Shareholders:						
Cash ($1.40 per share)	–	–	–	(101.7)	–	(101.7)
Repurchases of Common Stock	(5.5)	(0.5)	(31.6)	(159.3)	–	(191.4)
Exercise of Stock Options, Net of Shares Exchanged (NOTE 10)	0.5	–	43.6	(33.9)	–	9.7
BALANCE, DECEMBER 31, 1999	71.0	$ 7.1	$ 439.6	$ 1,280.1	$ (9.8)	$ 1,717.0
Net Income	–	–	–	91.0	–	91.0
Other Comprehensive Income (NOTE 12)	–	–	–	–	111.4	111.4
Total Comprehensive Income						$ 202.4
Dividends to Shareholders:						
Cash ($1.50 per share)	–	–	–	(103.1)	–	(103.1)
Repurchases of Common Stock	(3.6)	(0.3)	(22.3)	(99.7)	–	(122.3)
Exercise of Stock Options, Net of Shares Exchanged (NOTE 10)	0.2	–	25.3	(18.1)	–	7.2
BALANCE, DECEMBER 31, 2000	67.6	$ 6.8	$ 442.6	$ 1,150.2	$ 101.6	$ 1,701.2
Net Income	–	–	–	380.9	–	380.9
Other Comprehensive Income (NOTE 12)	–	–	–	–	88.7	88.7
Total Comprehensive Income						$ 469.6
Dividends to Shareholders:						
Cash ($1.60 per share)	–	–	–	(108.0)	–	(108.0)
Spin-off of Curtiss-Wright at Book Value ($2.04 per share) (NOTE 5)	–	–	–	(137.8)	–	(137.8)
Repurchases of Common Stock	(0.7)	(0.1)	(4.9)	(21.6)	–	(26.6)
Exercise of Stock Options, Net of Shares Exchanged (NOTE 10)	0.6	–	51.1	(32.7)	–	18.4
BALANCE, DECEMBER 31, 2001	67.5	$ 6.7	$ 488.8	$ 1,231.0	$ 190.3	$ 1,916.8

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The Consolidated Financial Statements included herein have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"), which differ from statutory insurance accounting practices, and include the accounts of Unitrin, Inc. and its subsidiaries ("Unitrin" or the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

In 2001, the Company revised the management reporting of its segment results. The businesses that constituted the Property & Casualty Insurance segment are now being reported as two distinct segments: Multi Lines Insurance segment and Specialty Lines Insurance segment (See Note 17 to the Consolidated Financial Statements). Prior period amounts have been reclassified to conform to the revised reporting. This change had no effect on Net Income.

On February 11, 1999, the Company's Board of Directors authorized a 2-for-1 stock split payable on March 26, 1999 in the form of a dividend distribution of one share of common stock for each share of common stock outstanding on March 5, 1999, the record date for the dividend. Certain share and per share amounts, including those amounts under the Company's stock options plans (See Note 10 to the Consolidated Financial Statements) and certain components of Shareholders' Equity, are stated retroactively as if the distribution had occurred prior to the periods presented.

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Investments Other Than Investees

Investments in Fixed Maturities include bonds, notes and redemptive preferred stocks at fair value and are classified as available for sale. Investments in Equity Securities include common and non-redemptive preferred stocks at fair value and are classified as available for sale. Unrealized appreciation or depreciation, net of applicable deferred income taxes, on Fixed Maturities and Equity Securities is included in Shareholders' Equity. Short-term Investments include fixed maturities which mature within one year from the date of purchase, money market mutual funds and repurchase agreements at cost, which approximates fair value. Other Investments include loans to policyholders, real estate, and mortgage loans and are carried at cost or unpaid principal balance. Gains and losses on sales of investments and losses arising from other than temporary declines in fair value are computed on the specific identification method and are reflected in Net Income.

Investments in Investees

Investments in Investees are accounted for by the equity method in the accompanying financial statements. The Company's voting percentage and share of earnings or losses of each investee company are determined using the most recent and sufficiently timely publicly-available audited financial statements, subsequent unaudited interim reports and other publicly-available information which generally results in a two- or three-month-delay basis depending on the investee being reported. The Company recognizes into income its equity share of changes in an investee's reported net assets resulting from an investee's issuance of stock that is not part of a broader corporate reorganization.

Consumer Finance Receivables

Consumer Finance Receivables consists primarily of loans to residents of California and other western states which are secured by automobiles and is stated net of unearned discount, loan fees and reserve for loan losses. Unearned discount arises when the loan amount includes unearned precomputed interest. The Reserve for Loan Losses is maintained at a level which considers such factors as actual loan loss experience and economic conditions to provide for estimated loan losses.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES [CONTINUED]

Deferred Policy Acquisition Costs

Costs directly associated with the acquisition of new business, principally commissions and certain premium taxes and policy issuance costs, are deferred. Costs deferred on property and casualty insurance products and health insurance products are amortized over the term of the related policies. Costs deferred on traditional life insurance products are primarily amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the annual premiums to the total premiums anticipated, which is estimated using the same assumptions used in calculating policy reserves.

The Company accounts for the present value of the future profits embedded in insurance in force acquired ("VIF") based upon actuarial estimates of the present value of estimated net cash flows. VIF is classified as Deferred Policy Acquisition Costs in these financial statements. VIF is amortized using the effective interest method using interest rates consistent with the rates in the underlying insurance contracts. The Company estimates that it will record VIF amortization, net of interest, of $5.6 million, $5.1 million, $4.6 million, $4.1 million and $3.7 million in each of the next five years.

Goodwill

Goodwill of $136.1 million at December 31, 2001, relating to acquisitions prior to November 1970, is not being amortized. Amounts applicable to subsequent acquisitions have been amortized ratably over periods ranging from twenty to forty years. Amortization of Goodwill was $8.7 million, $8.8 million and $6.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. As further discussed below under Accounting Changes, effective January 1, 2002, the Company will no longer be required to amortize Goodwill.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

Insurance Reserves

Reserves for losses and loss adjustment expenses on property and casualty coverage represent the estimated claim cost and loss adjustment expense necessary to cover the ultimate net cost of investigating and settling all losses incurred and unpaid. Such estimates are based on individual case estimates for reported claims and estimates for incurred but not reported losses. These estimates are adjusted in the aggregate for ultimate loss expectations based on historical experience patterns and current economic trends, with any change in the probable ultimate liabilities being reflected in Net Income.

For traditional life insurance products, the reserves for future policy benefits are primarily estimated on the net level premium method based on expected mortality, interest and withdrawal rates, including provisions for adverse mortality. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions reflect the Company's historical experience and industry standards. Interest rate assumptions principally range from 3.0 percent to 7.0 percent. Withdrawal assumptions are based on actual and industry experience. Benefit reserves for universal life-type products represent policy account balances before applicable surrender charges.

Recognition of Premium Revenues and Related Expenses

Property and casualty insurance and health insurance premiums are recognized ratably over the periods to which the premiums relate. Insurance Claims and Policyholders' Benefits include provisions for reported claims, estimates for claims incurred but not reported and loss adjustment expenses.

Traditional life insurance premiums are recognized as revenue when due. Policyholders' benefits are associated with related premiums to result in recognition of profits over the periods that the benefits are provided.

Premium revenues for universal life-type products consist of charges for the cost of insurance, policy administration and policy surrenders that have been assessed against policy account balances during the period. Benefit payments in excess of policy account balances are expensed.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES [CONTINUED]

Reinsurance

In the normal course of business, the Company's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. Amounts recoverable from reinsurers for benefits and losses for which the Company's insurance subsidiaries have not been relieved of their legal obligations to the policyholder are included in Other Receivables.

Gains related to long-duration reinsurance contracts are deferred and amortized over the life of the underlying reinsured policies. Losses related to long-duration reinsurance contracts are recognized immediately. Any gain or loss associated with reinsurance agreements for which the Company's insurance subsidiaries have been legally relieved of their obligations to the policyholder is recognized in the period of relief.

Consumer Finance Revenues and Expenses

Consumer Finance Revenues include interest on Consumer Finance Receivables and Net Investment Income on Investments in Fixed Maturities made by the Company's Consumer Finance Operations. Interest income on Consumer Finance Receivables is recorded as interest is earned, using the effective yield method. Net Investment Income included in Consumer Finance Revenues was $8.5 million, $8.3 million and $5.5 million in 2001, 2000 and 1999, respectively.

Consumer Finance Expenses include interest expense on Investment Certificates and Savings Accounts, Provisions for Loan Losses and general and administrative expenses. Interest expense on Investment Certificates and Savings Accounts is recorded using the effective yield method.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

Stock-Based Compensation

The Company accounts for its employee and director stock option plans in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." Except for modifications made in accordance with the provisions for an equity restructuring under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25," the Company has not issued stock options or made modifications to existing stock options where the exercise price is less than the market value of the Company's common stock on the date of grant or modification. Accordingly, no compensation expense has been recognized.

Fair Value of Financial Instruments

The fair values of Investments in Fixed Maturities and Investments in Equity Securities are based upon quoted market prices where available. For securities not actively traded, fair values were estimated using values obtained from independent pricing services. The fair values of Investees are based upon quoted market prices. The fair value of Consumer Finance Receivables is estimated by discounting the future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair values of Investment Certificates and Savings Accounts have been estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value for Cash, Short-term Investments, Notes Payable and certain other assets and other liabilities because of their short-term nature.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES [CONTINUED]

Accounting Changes

In July 2001, FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. SFAS No. 141 also changes the criteria for the separate recognition of intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses accounting and reporting for intangible assets acquired, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill and certain intangibles will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 also addresses accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company has not yet completed its assessment of the impact of SFAS No. 142 on its financial statements.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 also amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company expects that the initial application of SFAS No. 143 will not have an impact on its financial statements.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement is intended to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company expects that the initial application of SFAS No. 144 will not have an impact on its financial statements.

In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133." SFAS No. 138 addresses a limited number of implementation issues related to SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities." SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to years beginning after June 15, 2000, with earlier adoption permitted. Accordingly, SFAS No. 133 is effective for years beginning after June 15, 2000, with earlier adoption permitted. Effective January 1, 2001, the Company adopted the provisions of SFAS Nos. 133 and 138. There was no effect of adoption on the Company's financial statements.

On March 31, 2000, FASB issued FIN 44, "Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25." FIN 44 provides guidance for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's implementation of the provisions of FIN 44 had no impact.

Effective January 1, 1999, the Company prospectively adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires the Company to capitalize qualifying computer software costs incurred during the application development stage. Due to the termination of a software development project in 2000, the Company wrote-off certain costs previously capitalized under SOP No. 98-1. Accordingly, Interest and Other Expense for the year ended December 31, 2000 includes a pre-tax charge of $12.3 million related to the write-off.

NOTE 3. ACQUISITIONS AND DIVESTITURES OF BUSINESSES

On June 17, 1999, Trinity Universal Insurance Company ("Trinity"), a subsidiary of the Company, completed the acquisition of Valley Group, Inc. ("VGI"), and its principal subsidiaries (including Valley Insurance Company ("VIC") and Charter Indemnity Company) in a cash transaction for a total purchase price of $138.4 million, including related transaction costs.

The acquisition of VGI has been accounted for by the purchase method and, accordingly, its operations are included in the Company's financial statements from the date of acquisition. Goodwill for VGI is being amortized over 20 years. Based on the Company's final allocation of the purchase price, assets acquired and liabilities assumed in connection with the acquisition were:

[Dollars in Millions]		VALLEY GROUP, INC.
Investments	$	98.8
Cash		35.0
Other Receivables		80.7
Insurance In Force Acquired		13.1
Goodwill		94.2
Other Assets		8.4
Insurance Reserves		(99.3)
Unearned Premiums		(83.2)
Accrued and Deferred Income Taxes		6.2
Notes Payable		(1.5)
Accrued Expenses and Other Liabilities		(14.0)
Total Purchase Price	$	138.4

On March 1, 2000, VIC completed the sale of its subsidiary, Mountain Valley Indemnity Company ("MVIC"), to Motor Club of America for $7.5 million in cash. No gain or loss was recorded in connection with the sale. The Company's results in 2000 included Premiums of $3.3 million and a pre-tax Operating Loss of $3.3 million attributable to MVIC.

On July 26, 2000, United Insurance Company of America ("United") completed the sale of United's subsidiary, The Pyramid Life Insurance Company ("Pyramid") to Ceres Group, Inc. ("Ceres") for $7.5 million worth of convertible voting preferred stock of Ceres plus $60 million in cash, less an adjustment for a $25.0 million cash dividend paid by Pyramid immediately prior to closing. In December 2001, Ceres repurchased the preferred stock from United. Net Gains on Sales of Investments for the year ended December 31, 2001 includes a loss of $3.2 million due to the repurchase. Net Gains on Sales of Investments for the year ended December 31, 2000 includes a gain of $4.7 million, related to the sale of Pyramid. Premiums for Pyramid included in the Company's results in 2000 and 1999 were $37.9 million and $63.6 million, respectively.

NOTE 4. INVESTMENTS OTHER THAN INVESTEES

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2001 were:

[Dollars in Millions]		AMORTIZED COST		GROSS UNREALIZED GAINS		GROSS UNREALIZED LOSSES		FAIR VALUE
U.S. Government and Government Agencies and Authorities	$	1,567.9	$	28.8	$	(3.9)	$	1,592.8
States, Municipalities and Political Subdivisions		227.5		2.0		(2.2)		227.3
Corporate Securities:								
Bonds and Notes		991.7		36.3		(12.9)		1,015.1
Redemptive Preferred Stocks		89.1		4.6		(2.5)		91.2
Investments in Fixed Maturities	$	2,876.2	$	71.7	$	(21.5)	$	2,926.4

NOTE 4. INVESTMENTS OTHER THAN INVESTEES [CONTINUED]

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2000 were:

[Dollars in Millions]	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,700.0	$ 22.2	$ (7.8)	$ 1,714.4
States, Municipalities and Political Subdivisions	104.6	1.5	(0.5)	105.6
Corporate Securities:				
Bonds and Notes	809.0	16.0	(25.2)	799.8
Redemptive Preferred Stocks	116.3	0.4	(3.3)	113.4
Investments in Fixed Maturities	$ 2,729.9	$ 40.1	$ (36.8)	$ 2,733.2

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2001 by contractual maturity were:

[Dollars in Millions]	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ 472.8	$ 479.1
Due after One Year to Five Years	794.3	814.5
Due after Five Years to Fifteen Years	783.9	801.9
Due after Fifteen Years	738.1	741.9
Asset-Backed Securities Not Due at a Single Maturity Date	87.1	89.0
Total Investments in Fixed Maturities	$ 2,876.2	$ 2,926.4

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2001, gross unrealized gains and gross unrealized losses on Equity Securities were:

[Dollars in Millions]	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Common Stocks	$ 872.2	$ 212.4	$ (7.2)	$ 1,077.4
Preferred Stocks	267.1	45.5	(2.6)	310.0
Total	$ 1,139.3	$ 257.9	$ (9.8)	$ 1,387.4

At December 31, 2000, gross unrealized gains and gross unrealized losses on Equity Securities were:

[Dollars in Millions]	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Common Stocks	$ 117.2	$ 164.9	$ (0.6)	$ 281.5
Preferred Stocks	88.5	1.3	(3.5)	86.3
Total	$ 205.7	$ 166.2	$ (4.1)	$ 367.8

Some of the Company's subsidiaries are parties to securities lending agreements whereby unrelated parties, primarily large brokerage firms, borrow securities from the subsidiaries' accounts. Borrowers of these securities must deposit cash collateral with the subsidiaries equal to 102% of the fair value of the securities loaned. The subsidiaries continue to receive the interest on loaned securities as beneficial owners, and accordingly, the loaned securities are included in Fixed Maturities. The amount of collateral received is invested in short-term securities, and is included in these financial statements as Short-term Investments with a corresponding Liability for Funds Held for Securities on Loan included in Accrued Expenses and Other Liabilities. At December 31, 2001, the fair value of collateral held was $172.5 million.

NOTE 5. INVESTMENTS IN INVESTEES

The Company's Investment in Investee and approximate voting percentage, based on the most recent publicly-available data at December 31, 2001 were:

[Dollars in Millions]	UNOVA, INC.	TOTAL
Carrying Value	$ 65.4	$ 65.4
Fair Value	$ 73.4	$ 73.4
Approximate Voting Percentage	21.9%	

The Company's Investments in Investees and approximate voting percentages, based on the most recent publicly-available data at December 31, 2000 were:

[Dollars in Millions]	CURTISS-WRIGHT CORPORATION	LITTON INDUSTRIES, INC.	UNOVA, INC.	TOTAL
Carrying Value	$ 122.7	$ 430.8	$ 66.5	$ 620.0
Fair Value	$ 203.8	$ 996.0	$ 45.9	$ 1,245.7
Approximate Voting Percentage	43.8%	27.8%	22.5%	

The Company's equity in the reported net assets of UNOVA, Inc. ("UNOVA") exceeded its carrying value of its investments in UNOVA by approximately $28.2 million at December 31, 2001, due primarily to an adjustment recorded in the third quarter of 2000 to reduce the carrying value of the Company's investment to its then estimated realizable value.

In April 2001, Northrop Grumman Corporation ("Northrop") completed its acquisition of Litton Industries, Inc. ("Litton"). Prior to the Northrop-Litton transaction, Unitrin and its subsidiaries owned approximately 12.7 million shares or 28% of Litton's outstanding common stock. Unitrin and its subsidiaries tendered all of their shares of Litton common stock to Northrop. In exchange for their holdings of Litton common stock, Unitrin and its subsidiaries received approximately 1.8 million shares of Northrop Series B convertible preferred stock and approximately 7.7 million shares of Northrop common stock in a tax-free exchange. In addition to receiving the Northrop preferred and common stock, Unitrin and its subsidiaries received cash of $171.8 million, net of transaction costs. In the second quarter of 2001, the Company recognized a pre-tax accounting gain of $562.1 million and an after-tax accounting gain of $362.4 million, or $5.37 per common share related to this transaction.

Prior to Northrop's acquisition of Litton, Unitrin accounted for its investment in Litton under the equity method of accounting. As a result of the Northrop-Litton transaction, Unitrin's ownership percentage in the combined company fell below 20%, and accordingly, Unitrin does not apply the equity method of accounting to its investments in Northrop.

In November 2001, Unitrin spun off its 44% equity ownership interest in Curtiss-Wright Corporation ("Curtiss-Wright") in a tax-free distribution to Unitrin's shareholders. In connection with the spin-off, all of the 4.4 million Curtiss-Wright shares held by Unitrin were exchanged for 4.4 million shares of a new Class B common stock of Curtiss-Wright that is entitled to elect at least 80% of the Board of Directors of Curtiss-Wright but is otherwise substantially identical to Curtiss-Wright's existing common stock. The Curtiss-Wright Class B common stock was distributed pro ratably to shareholders of Unitrin. All of the other outstanding shares of Curtiss-Wright common stock remain outstanding and are entitled to elect approximately 20% of the Board of Directors of Curtiss-Wright.

The distribution has been accounted for as a spin-off and, accordingly, Retained Earnings has been reduced by the carrying value of the Company's investment in Curtiss-Wright, or $137.8 million ($2.04 per Unitrin common share). The aggregate fair value of the shares of Curtiss-Wright Class B common stock distributed to Unitrin shareholders was approximately $196.1 million ($2.91 per Unitrin common share). Net Gains on Sales of Investments for the years ended December 31, 2001 and 2000 includes losses of $4.5 million and $0.7 million, respectively, for certain transaction costs related to the spin-off. Equity in Net Income of Investees for the year ended December 31, 2001 includes a tax benefit of $8.8 million to reduce the Company's estimate of taxes on the cumulative undistributed earnings of Curtiss-Wright under the equity method of accounting.

Equity in Net Income (Loss) of Investees for each of the Company's investee companies for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Curtiss-Wright Corporation	$ 20.5	$ 11.8	$ 11.5
Litton Industries, Inc.	8.8	38.2	22.1
UNOVA, Inc.	(0.6)	(56.8)	8.3
Equity in Net Income (Loss) of Investees	$ 28.7	$ (6.8)	$ 41.9

NOTE 5. INVESTMENTS IN INVESTEES [CONTINUED]

On June 20, 2000, the fair value of Unitrin's investment in UNOVA declined below Unitrin's carrying value of its investment in UNOVA. During the third quarter of 2000, Unitrin determined that the decline in the fair value of its investment in UNOVA was other than temporary under applicable accounting standards. Accordingly, Unitrin recorded an after-tax loss of $60.7 million to reduce the carrying value of its investment in UNOVA to its then current estimated realizable value. The loss has been allocated to Unitrin's proportionate share of UNOVA's non-current assets. Accordingly, Unitrin's reported equity in the net income of UNOVA differs from Unitrin's proportionate share of UNOVA's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets.

The carrying value of the Company's investment in Litton exceeded 10% of the Company's Shareholders' Equity at December 31, 2000 and 1999. Accordingly, Unitrin is required to present in its financial statements certain summarized financial information reported by Litton.

The amounts included in Unitrin's financial statements for Litton represent amounts reported by Litton for periods ending two months earlier. Accordingly, amounts included in Unitrin's financial statements represent the amounts reported by Litton for the three-month period ending January 31, 2001 and for the twelve-month periods ending October 31, 2000 and 1999. Summarized financial information reported by Litton for such periods prior to the acquisition of Litton by Northrop was:

[Dollars in Millions]	2001	2000	1999
REVENUES			
Three Months Ended:			
January 31,	$ 1,344.9	$ 1,349.0	$ 1,130.9
April 30,		1,399.0	1,255.5
July 31,		1,469.4	1,233.6
October 31,		1,412.7	1,370.8
Revenues for Twelve Months Ended October 31,		$ 5,630.1	$ 4,990.8
COST OF SALES			
Three Months Ended:			
January 31,	$ 1,069.3	$ 1,094.0	$ 884.4
April 30,		1,094.0	967.6
July 31,		1,151.5	977.3
October 31,		1,152.2	1,082.2
Cost of Sales for Twelve Months Ended October 31,		$ 4,491.7	$ 3,911.5
INCOME FROM CONTINUING OPERATIONS			
Three Months Ended:			
January 31,	$ 49.7	$ 36.8	$ 44.0
April 30,		61.8	50.9
July 31,		69.8	(21.5)
October 31,		44.9	50.0
Income from Continuing Operations for Twelve Months Ended October 31,		$ 213.3	$ 123.4
NET INCOME			
Three Months Ended:			
January 31,	$ 49.7	$ 36.8	$ 44.0
April 30,		61.8	50.9
July 31,		69.8	(21.5)
October 31,		44.9	50.0
Net Income for Twelve Months Ended October 31,		$ 213.3	$ 123.4

NOTE 5. INVESTMENTS IN INVESTEES [CONTINUED]

In July 2001, three of Unitrin's subsidiaries entered into a financing agreement whereby the subsidiaries and other unrelated parties became participants in a $75 million three-year term loan agreement with UNOVA. Under the agreement, the subsidiaries provided $31.5 million in funding to UNOVA.

During 2001, two of Unitrin's subsidiaries purchased a portion of UNOVA's outstanding publicly-traded Notes maturing in March 2005 with a total par value of $5.0 million.

NOTE 6. CONSUMER FINANCE RECEIVABLES AND INVESTMENT CERTIFICATES

Consumer Finance Receivables consists primarily of loans to residents of California and other western states which are secured by automobiles and is stated net of unearned discount, loan fees and reserve for loan losses.

The components of Consumer Finance Receivables at December 31, 2001 and 2000 were:

[Dollars in Millions]	2001	2000
Sales Contracts and Loans Receivables	$ 841.7	$ 807.0
Unearned Discounts and Deferred Fees	(83.6)	(89.9)
Reserve for Loan Losses	(35.0)	(36.0)
Consumer Finance Receivables	$ 723.1	$ 681.1

Activity in the Reserve for Loan Losses for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Reserve for Loan Losses – Beginning of Year	$ 36.0	$ 41.7	$ 40.1
Provisions for Loan Losses	29.2	27.0	23.6
Consumer Finance Receivables Charged-off	(59.7)	(52.2)	(30.3)
Consumer Finance Receivables Recovered	29.5	19.5	8.3
Reserve for Loan Losses – End of Year	$ 35.0	$ 36.0	$ 41.7

Total Consumer Finance Receivables greater than ninety days past due were $4.2 million and $4.0 million at December 31, 2001 and 2000, respectively.

Investment Certificates and Savings Accounts and their related interest rates at December 31, 2001 and 2000 were:

[Dollars in Millions]	2001			2000		
	WEIGHTED AVERAGE INTEREST RATE	RANGE OF INTEREST RATES	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	RANGE OF INTEREST RATES	AMOUNT
Investment Certificates	5.28%	1.00-7.60%	$ 702.0	6.48%	3.75-7.60%	$ 646.8
Savings Accounts	1.47	0.20-1.90	45.5	5.09	1.00-5.65	56.6
Total	5.04%	0.20-7.60%	$ 747.5	6.37%	1.00-7.60%	$ 703.4

Investment Certificates are generally fixed in maturity. The contractual maturities of Investment Certificates at December 31, 2001 and 2000 were:

[Dollars in Millions]	2001	2000
Due in One Year or Less	$ 441.4	$ 412.3
Due after One Year to Three Years	168.6	168.7
Due after Three Years to Five Years	92.0	65.8
Total Investment Certificates	$ 702.0	$ 646.8

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES

Property and Casualty Insurance Reserve activity for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification–Beginning of Year	$ 507.0	$ 487.2	$ 432.4
Acquired	–	–	76.5
Incurred related to:			
Current Year	820.4	652.3	525.4
Prior Years	58.8	(1.4)	(12.1)
Total Incurred	879.2	650.9	513.3
Paid related to:			
Current Year	473.1	402.6	343.9
Prior Years	273.3	228.5	191.1
Total Paid	746.4	631.1	535.0
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification–End of Year	$ 639.8	$ 507.0	$ 487.2

Losses Incurred Related to Prior Years reflects changes in the Company's estimates of ultimate losses with incurred dates prior to the year presented. These estimates are based on historical experience patterns and current economic trends, which may differ from actual losses and loss trends. Changes in such estimates are included in Net Income in the period of change.

Reinsurance Recoverables were $38.5 million, $26.9 million and $27.5 million at December 31, 2001, 2000 and 1999, respectively.

In conjunction with the acquisition of VGI, the Company is partially indemnified for unfavorable loss development on certain loss reserves and the seller is partially indemnified for any related favorable development. At December 31, 2001 and 2000, the Company had receivables of $21.8 million and $7.5 million, respectively, related to the indemnification. Incurred losses are net of the indemnification in these financial statements.

NOTE 8. NOTES PAYABLE

The Company has a $440.0 million unsecured revolving credit agreement with a group of banks which expires on September 1, 2002 and provides for fixed and floating rate advances for periods up to 180 days at various interest rates. The agreement contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's direct insurance subsidiaries. The proceeds from advances under the agreement may be used for general corporate purposes, including repurchases of the Company's common stock.

At December 31, 2001 and 2000, the Company had outstanding borrowings under the revolving credit agreement, classified as Notes Payable in the Consolidated Balance Sheets, of $254.0 million and $179.0 million at weighted-average interest rates of 2.44% and 6.76%, respectively. Other borrowings were $0.8 million and $1.0 million at December 31, 2001 and 2000, respectively. The Company paid interest of $9.5 million, $13.0 million and $4.3 million in 2001, 2000 and 1999, respectively.

NOTE 9. SHAREHOLDERS' EQUITY

The Company is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2001.

On August 3, 1994, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock of the Company, pursuant to a Shareholder Rights Plan. The description and terms of the rights are set forth in a Rights Agreement between the Company and the rights agent.

At December 31, 2001, there are approximately 3.9 million shares of the Company's outstanding common stock that can be repurchased under the outstanding repurchase authorization of the Company's Board of Directors. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company has repurchased and retired approximately 54.3 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.4 billion since 1990. Common Stock, Paid-in Capital and Retained Earnings have been reduced on a pro rata basis for the cost of the repurchased shares.

NOTE 9. SHAREHOLDERS' EQUITY [CONTINUED]

Various state insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. The Company's subsidiaries paid dividends of $96.0 million to the Company in 2001. In 2002, the Company's subsidiaries would be able to pay approximately $743 million in dividends to the Company without prior regulatory approval. Retained Earnings at December 31, 2001 also includes $38.1 million representing the undistributed earnings of investees.

The Company's insurance subsidiaries are required to file financial statements prepared on the basis of statutory insurance accounting practices which is a comprehensive basis of accounting other than GAAP. Estimated Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries was $831 million and $983 million at December 31, 2001 and 2000, respectively. Estimated Statutory Capital and Surplus for the Company's Property and Casualty Insurance subsidiaries was $792 million and $910 million at December 31, 2001 and 2000, respectively. Effective January 1, 2001, the Company's insurance subsidiaries adopted certain statutory accounting changes resulting from the codification of statutory accounting principles. Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries and Property and Casualty Insurance subsidiaries decreased by approximately $43 million and $184 million, respectively, due to effects of the statutory accounting changes. The Company's insurance subsidiaries have capacity to write additional premiums relative to statutory capital and surplus requirements. Estimated Statutory Net Income for the Company's Life and Health Insurance subsidiaries was approximately $384 million, $91 million and $85 million for 2001, 2000 and 1999, respectively. Estimated Statutory Net Income for the Company's Property and Casualty Insurance subsidiaries was approximately $301 million, $6 million and $70 million for 2001, 2000 and 1999, respectively. Estimated Statutory Net Income increased in 2001, due primarily to the Northrop-Litton transaction (See Note 5 to the Consolidated Financial Statements). Statutory Capital and Surplus and Statutory Net Income exclude the Company's Consumer Finance and Parent Company operations.

NOTE 10. STOCK OPTION PLANS

On May 1, 1996, the Company's shareholders approved the Unitrin, Inc. 1995 Non-Employee Director Stock Option Plan (the "Director Plan") covering an aggregate of 400,000 shares of Unitrin common stock. Under the Director Plan, directors of the Company who are not employees and who first became non-employee directors after November 1, 1993 and each director who has retired as an employee of the Company will be granted an initial option to purchase 4,000 shares of the Company's common stock and thereafter, on the date of each of the Company's annual meetings of shareholders, will automatically receive annual grants of options to purchase the same number of shares for so long as they remain eligible directors. Options granted under the Director Plan are exercisable one year from the date of grant at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire 10 years from the date of grant. In addition, each eligible director may elect to convert his annual director's fees into stock options upon six months prior notice to the Company.

On May 14, 1997, the Company's shareholders approved the Unitrin, Inc. 1997 Stock Option Plan (the "1997 Option Plan") covering an aggregate of 4,000,000 shares of Unitrin common stock. Under the 1997 Option Plan, options to purchase shares of Unitrin common stock may be granted to executive and other key employees (including employee directors) and other key persons providing services to the Company and its subsidiaries or its affiliates ("Participants"). In February 1990, the Company's Board of Directors adopted the Unitrin, Inc. 1990 Stock Option Plan (the "1990 Option Plan") covering an aggregate of 5,000,000 shares of Unitrin common stock. Under the 1990 Option Plan, options to purchase shares of Unitrin common stock may be granted to executive and other key employees of the Company (including employee directors). The Compensation Committee of the Board of Directors, at its discretion, may grant either incentive stock options, non-qualified stock options, or stock appreciation rights pursuant to either the 1997 Option Plan or the 1990 Option Plan. The Compensation Committee has sole discretion to determine the persons to whom options are granted, the number of shares covered by such options and the exercise price, vesting and expiration dates of such options. Options are nontransferable and are exercisable in installments. Only non-qualified stock options have been granted under both the 1997 Option Plan and the 1990 Option Plan.

To encourage stock ownership, the Company's three stock option plans include provisions to automatically grant restorative stock options ("Restorative Options") to replace shares of previously-owned Unitrin common stock that an exercising option holder surrenders, either actually or constructively, in order to satisfy the exercise price and/or tax withholding obligations relating to the exercise. Restorative Options are subject to the same terms and conditions as the original options, including the expiration date, except that the exercise price of a Restorative Option is equal to the fair market value of Unitrin common stock on the date of its grant. Restorative Options cannot be exercised until six months after the date of grant. The grant of a Restorative Option does not result in an increase in the total number of shares and options held by an employee but changes the mix of the two.

NOTE 10. STOCK OPTION PLANS [CONTINUED]

As of December 31, 2001, options for 104,583 common shares, 2,962,253 common shares and 1,926,025 common shares were outstanding under the Director Plan, 1997 Option Plan and the 1990 Option Plan, respectively, and options for 290,530 common shares and 711,948 common shares were available for future grant under the Director Plan and 1997 Option Plan, respectively.

As of December 31, 2000, options for 80,000 common shares, 2,251,878 common shares and 2,454,607 common shares were outstanding under the Director Plan, 1997 Option Plan and the 1990 Option Plan, respectively, and options for 320,000 common shares and 1,647,246 common shares were available for future grant under the Director Plan and 1997 Option Plan, respectively.

In connection with the spin-off of Curtiss-Wright (See Note 5 to the Consolidated Financial Statements), the Compensation Committee of the Company reduced the exercise price and granted additional options to preserve the aggregate intrinsic value of outstanding options immediately prior to the spin-off. The modifications were made in accordance with the provisions of an equity restructuring under FIN 44. Accordingly, compensation expense has not been recognized.

On November 13, 2000, the Compensation Committee of the Company extended the period of time during which certain Unitrin stock options could be exercised. Options granted between May 1997 and February 2000, with a contractual term of 5 years and an exercise price of $30.8125 or higher that were outstanding as of November 13, 2000, had their contractual terms extended by 5 years. The exercise prices exceeded the market value of the Company's common stock on the date of modification, and accordingly, no compensation expense has been recognized.

The following table summarizes information about stock options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT YEAR END	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT YEAR END	WEIGHTED-AVERAGE EXERCISE PRICE
$18.0310–$28.1050	196,554	3.4	$24.155	179,102	$23.833
$28.1051–$32.1200	1,168,677	6.4	$30.333	611,610	$30.252
$32.1201–$40.1500	3,627,630	6.2	$35.076	2,087,611	$34.510

Had the Company accounted for stock options granted in 2001, 2000 and 1999 under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," pro forma net income would have been $374.9 million, $84.0 million and $196.8 million in 2001, 2000 and 1999, respectively, and pro forma net income per share would have been $5.55, $1.22 and $2.70 in 2001, 2000 and 1999, respectively. Pro forma compensation expense in 2001 includes $2.8 million for initial options granted in 2001, $2.7 million for Restorative Options granted in 2001 and $3.9 million for amortization of expense for grants made prior to 2001. Pro forma compensation expense in 2000 includes $2.8 million for initial options granted, $0.8 million for new Restorative Options granted, $4.0 million for modifications made in 2000 and $3.2 million for amortization of expense for grants made prior to 2000. Pro forma compensation expense in 1999 includes $2.0 million for initial options granted, $2.0 million for new Restorative Options granted and $2.4 million for amortization of grants made prior to 1999. Under the provisions of SFAS No. 123, the fair value of initial option grants excludes any value attributable to the restorative feature. These pro forma amounts may not be representative of the effects of SFAS No. 123 on pro forma net income for future years because options vest over several years and different levels of awards, including restorative awards, may be granted in future years.

The Black-Scholes option pricing model was used to estimate the fair value of each option on the date granted. The assumptions used in the pricing model were as follows. For options granted in 2001, 2000 and 1999, the expected dividend yield used was 4.14%, 4.26% and 4.29%, respectively. The weighted-average expected volatility used was 20% for options granted in all three years. The weighted-average risk free interest rate used was the average yield on U.S. Treasury securities with a maturity comparable to the expected life of each option. The expected lives of the options ranged between 1 to 7 years. In the case of options issued pursuant to the Director Plan, the expected lives equaled the full contractual term of 10 years.

NOTE 10. STOCK OPTION PLANS [CONTINUED]

A summary of the status of the Company's three stock option plans as of December 31, 2001, 2000 and 1999, and stock option activity for the years then ended is presented below:

	NUMBER OF SHARES (NOTE 1)	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE AT YEAR END	ESTIMATED WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR
Outstanding at December 31, 1998	4,202,464	$ 31.37	2,363,854	
Granted	2,152,940	36.76		$3.76
Exercised	(1,542,567)	29.77		
Forfeited	(112,513)	34.82		
Outstanding at December 31, 1999	4,700,324	$ 34.28	2,768,853	
Granted	1,708,349	33.97		$3.44
Exercised	(877,814)	30.75		
Forfeited	(744,374)	36.20		
Outstanding at December 31, 2000	4,786,485	$ 34.53	2,992,300	
Granted	2,078,639	35.78		$5.03
Exercised	(1,621,287)	32.55		
Forfeited	(250,976)	35.18		
Outstanding at December 31, 2001	4,992,861	$ 33.54	2,878,323	

Options granted in 2001, 2000 and 1999, include 996,302, 548,849 and 1,071,940 Restorative Options, respectively. In order to preserve the aggregate intrinsic value of options immediately before the spin-off of Curtiss-Wright, the exercise price of outstanding options was reduced at a weighted-average of $2.49 per share and options for an additional 155,209 shares were granted.

NOTE 11. NET INCOME PER SHARE

Net Income Per Share and Net Income Per Share Assuming Dilution for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars and Shares in Millions, Except Per Share Amounts]	2001	2000	1999
Net Income	$ 380.9	$ 91.0	$ 201.0
Dilutive Effect on Net Income from Investees' Equivalent Shares	(0.4)	(0.3)	(0.5)
Net Income Assuming Dilution	$ 380.5	$ 90.7	$ 200.5
Weighted-Average Common Shares Outstanding (NOTE 1)	67.5	68.7	72.8
Dilutive Effect of Unitrin Stock Option Plans	0.4	0.1	0.3
Weighted-Average Common Shares and Equivalent Shares Outstanding Assuming Dilution	67.9	68.8	73.1
Net Income Per Share (NOTE 1)	$ 5.64	$ 1.32	$ 2.76
Net Income Per Share Assuming Dilution (NOTE 1)	$ 5.60	$ 1.32	$ 2.74

Options outstanding at December 31, 2001, 2000 and 1999 to purchase 0.1 million, 3.0 million and 0.8 million shares, respectively, of Unitrin common stock were excluded from the computation of Net Income Per Share Assuming Dilution in 2001, 2000 and 1999, respectively, because the exercise price exceeded the average market price.

NOTE 12. OTHER COMPREHENSIVE INCOME (LOSS)

Other Comprehensive Income (Loss) for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Gross Unrealized Holding Gains (Losses) Arising During Year from:			
Fixed Maturities	$ 44.2	$ 64.2	$ (141.2)
Equity Securities	99.2	247.4	219.6
Equity in Other Comprehensive Income (Loss) of Investees	3.7	(6.8)	(2.0)
Gross Unrealized Holding Gains (Losses) Arising During Year	147.1	304.8	76.4
Income Tax Benefit (Expense)	(51.6)	(107.0)	(26.9)
Unrealized Holding Gains (Losses) Arising During Year, Net	95.5	197.8	49.5
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income:			
Fixed Maturities	2.7	14.1	1.4
Equity Securities	(13.2)	(147.0)	(113.0)
Reclassification Adjustment for Gross Gains Realized in Net Income	(10.5)	(132.9)	(111.6)
Income Tax Expense	3.7	46.5	39.1
Reclassification Adjustment for Gains Realized in Net Income, Net	(6.8)	(86.4)	(72.5)
Other Comprehensive Income (Loss)	$ 88.7	$ 111.4	$ (23.0)

Investments in Investees are accounted for under the equity method of accounting and, accordingly, unrealized changes in the fair value of Investments in Investees are excluded from the determination of Total Comprehensive Income and Other Comprehensive Income (Loss).

NOTE 13. INCOME FROM INVESTMENTS

Net Investment Income for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Interest and Dividends on Fixed Maturities	$ 174.1	$ 183.0	$ 161.4
Dividends on Equity Securities	29.9	12.7	19.6
Short-Term	15.3	9.1	4.5
Other	35.7	34.3	33.0
Investment Income	255.0	239.1	218.5
Investment Expenses	16.5	16.0	15.5
Net Investment Income	$ 238.5	$ 223.1	$ 203.0

The components of Net Gains on Sales of Investments for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
Fixed Maturities:			
Gains	$ 2.6	$ 0.5	$ 0.1
Losses	(5.1)	(10.9)	(1.5)
Equity Securities:			
Gains	13.3	148.4	113.0
Losses	(0.1)	(1.4)	–
Investees (NOTE 5):			
Gains	562.1	–	–
Losses	(4.5)	(0.7)	–
Subsidiary:			
Gains (NOTE 3)	–	4.7	–
Other Investments:			
Gains	–	–	2.3
Losses	(0.1)	(0.1)	(0.2)
Net Gains on Sales of Investments	$ 568.2	$ 140.5	$ 113.7

Net Gains on Sales of Investments in Equity Securities includes gains of $12.6 million, $142.4 million and $112.7 million for 2001, 2000 and 1999, respectively, resulting from sales of a portion of the Company's investment in Baker Hughes common stock.

NOTE 14. INSURANCE EXPENSES

Insurance Expenses for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
Commissions	$ 321.6	$ 313.5	$ 292.6
General Expenses	273.2	267.3	244.4
Taxes, Licenses and Fees	32.8	31.8	29.6
Total Costs Incurred	627.6	612.6	566.6
Policy Acquisition Costs:			
Deferred	(191.3)	(175.3)	(156.1)
Amortized	188.5	172.2	163.1
Net Policy Acquisition Costs Amortized (Deferred)	(2.8)	(3.1)	7.0
Insurance Expenses	$ 624.8	$ 609.5	$ 573.6

NOTE 15. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the Company's Net Deferred Tax Liability at December 31, 2001 and 2000 were:

[Dollars in Millions]	2001	2000
Deferred Tax Assets:		
Insurance Reserves	$ 49.7	$ 53.5
Unearned Premium Reserves	27.1	25.0
Tax Capitalization of Policy Acquisition Costs	58.1	57.4
Reserve for Loan Losses	12.7	12.9
Postretirement Benefits Other Than Pensions	29.6	29.6
Other	26.4	22.5
Total Deferred Tax Assets	203.6	200.9
Deferred Tax Liabilities:		
Deferred Policy Acquisition Costs	115.3	113.2
Fixed Maturities	19.8	4.7
Equity Securities	391.8	61.1
Investments in Investees	20.4	204.9
Pension Asset	15.9	18.8
Other	8.7	8.7
Total Deferred Tax Liability	571.9	411.4
Net Deferred Tax Liability	368.3	210.5
Current Tax Liability	15.9	37.6
Accrued and Deferred Income Taxes	$ 384.2	$ 248.1

A deferred tax asset valuation allowance was not required at December 31, 2001 and 2000. Income taxes paid were $100.0 million, $117.0 million and $208.5 million in 2001, 2000 and 1999, respectively.

The Company has not provided Federal income taxes on a portion of the Company's life insurance subsidiaries' income earned prior to 1984 which is not subject to Federal income taxes under certain circumstances. Federal income taxes would be paid on the amount of such income, approximately $192 million, if it is distributed to shareholders in the future or if it does not continue to meet certain limitations.

NOTE 15. INCOME TAXES [CONTINUED]

Comprehensive Income Tax Expense included in the Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Income Tax Expense	$ 190.3	$ 54.4	$ 77.9
Equity in Net Income (Loss) of Investees	1.4	(4.7)	21.8
Equity in Other Comprehensive Income (Loss) of Investees	1.3	(2.4)	(0.7)
Unrealized Appreciation (Depreciation) on Securities	46.6	62.8	(11.4)
Effect on Paid-in Capital from Exercise of Stock Options	(3.1)	(1.9)	(4.2)
Comprehensive Income Tax Expense	$ 236.5	$ 108.2	$ 83.4

Comprehensive Income Tax Expense for the year ended December 31, 2001 includes a tax benefit of $8.8 million in Equity in Net Income of Investees to reduce the Company's estimate of taxes on the cumulative undistributed earnings of Curtiss-Wright under the equity method of accounting (See Note 5 to the Consolidated Financial Statements).

The components of Income Tax Expense for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
Current Tax Expense	$ 81.6	$ 142.2	$ 205.0
Deferred Tax Expense (Benefit)	108.7	(87.8)	(127.1)
Income Tax Expense	$ 190.3	$ 54.4	$ 77.9

Components of the effective income tax rate on Income before Income Taxes and Equity in Net Income (Loss) of Investees for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
Tax-exempt Income	(1.4)	(3.0)	(2.7)
State Income Taxes	0.8	2.3	1.1
Amortization of Goodwill	0.3	1.1	0.6
Other, Net	0.4	0.3	(1.1)
Effective Income Tax Rate	35.1%	35.7%	32.9%

For the years ended December 31, 2001, 2000 and 1999, the Company filed or will file a consolidated Federal income tax return with all of its subsidiaries except for The Reliable Life Insurance Company and its subsidiaries, and NationalCare Insurance Company and its subsidiaries.

On September 27, 1999, Fireside Securities Corporation ("Fireside"), a subsidiary of Unitrin, received Notices of Proposed Adjustment to its California franchise tax returns from the State of California Franchise Tax Board (the "FTB") in the amount of $7.5 million for 1992 and $8.3 million for 1993, excluding interest. The FTB is asserting that Fireside and Unitrin and its insurance company subsidiaries are members of a single unitary group. The FTB's assertion has the effect of taxing the intercompany dividends from the insurance company subsidiaries to Unitrin, but excluding the apportionment factors of the insurance company subsidiaries in determining the income taxable in California. The Company believes that it has a number of meritorious defenses to the FTB's assertion and intends to vigorously contest the proposed adjustments. Accordingly, on November 23, 1999, Fireside filed a formal protest with the FTB. However, the ultimate outcome of this matter cannot presently be predicted. Accordingly, the assessments did not have an impact on the results of operations for 2001, 2000 and 1999.

On June 29, 2000, Unitrin was notified by the FTB that the tax returns for tax years 1995 and 1996 may be examined for the same issue pending the outcome of the 1992 and 1993 protest. This notification did not have an impact on the results of operations for 2001 and 2000.

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several defined benefit pension plans covering most of its employees. Participation in certain plans requires employee contributions of 3 percent of pay, as defined, per year. Benefits for contributory plans are based on compensation during plan participation and the number of years of participation. Benefits for non-contributory plans are based on years of service and final average pay, as defined. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

The Company sponsors several postretirement benefit plans that provide medical and life insurance benefits to approximately 1,000 retired and 2,000 active employees. The Company is self-insured and the plans are not funded. The medical plans generally provide for a limited number of years of medical insurance benefits at retirement based upon the participant's attained age at retirement and number of years of service until specified dates and are generally contributory, with most contributions adjusted annually. Postretirement life insurance benefits are generally contributory and generally limited to $10,000 per participant.

Changes in Fair Value of Plan Assets and Changes in Projected Benefit Obligations for the years ended December 31, 2001 and 2000 were:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	
[Dollars in Millions]	2001	2000	2001	2000
Fair Value of Plan Assets at Beginning of Year	$ 293.6	$ 286.3	$ –	$ –
Actual Return on Plan Assets	7.0	20.1	–	–
Contributions by the Company	–	–	4.3	5.3
Contributions by Plan Participants	1.1	1.4	1.0	0.8
Benefits Paid	(13.4)	(14.2)	(5.3)	(6.1)
Fair Value of Plan Assets at End of Year	$ 288.3	$ 293.6	$ –	$ –
Projected Benefit Obligations at Beginning of Year	$ 229.2	$ 214.1	$ 73.2	$ 75.8
Service Cost Benefits Earned During the Year	10.3	10.2	0.8	0.8
Interest Cost on Projected Benefit Obligations	15.3	14.8	4.2	4.9
Contributions by Plan Participants	1.1	1.4	1.0	0.8
Impact of Plan Change	0.4	–	–	–
Benefits Paid	(13.4)	(14.2)	(5.3)	(6.1)
Actuarial (Gains) Losses	5.8	2.9	(9.0)	(3.0)
Projected Benefit Obligations at End of Year	$ 248.7	$ 229.2	$ 64.9	$ 73.2
Plan Assets in Excess (Deficit) of Projected Benefit Obligations	$ 39.6	$ 64.4	$ (64.9)	$ (73.2)
Plan Assets in Excess (Deficit) of Projected Benefit Obligations:				
Amounts Recognized in the Balance Sheet:				
Prepaid (Accrued) Benefit Cost	$ 45.3	$ 51.6	$ (83.5)	$ (84.1)
Amounts not Recognized in the Balance Sheet:				
Unrecognized Net Actuarial Gain (Loss)	(5.7)	12.3	18.6	10.9
Unrecognized Net Asset at Adoption, Net of Amortization	–	0.5	–	–
Plan Assets in Excess (Deficit) of Projected Benefit Obligations	$ 39.6	$ 64.4	$ (64.9)	$ (73.2)

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The assumed health care cost trend rate used in measuring the Postretirement Benefit Obligation at December 31, 2001 was 7.8 percent in 2001, gradually declining to 5.0 percent in the year 2006 and remaining at that level thereafter. The assumed health care cost trend rate used in measuring the Postretirement Benefit Obligation at December 31, 2000 was 8.4 percent in 2000, gradually declining to 5.0 percent in the year 2006 and remaining at that level thereafter.

A one percentage point increase in the assumed health care cost trend rate for each year would increase the Postretirement Benefit Obligation at December 31, 2001 by approximately $5.0 million and 2001 postretirement expense by $0.4 million. A one percentage point decrease in the assumed health care cost trend for each year would decrease the Postretirement Benefit Obligation at December 31, 2001 by approximately $4.4 million and 2001 postretirement expense by approximately $0.4 million.

The components of Pension Expense for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
Service Cost Benefits Earned During the Year	$ 10.3	$ 10.2	$ 11.2
Interest Cost on Projected Benefit Obligation	15.3	14.8	14.2
Expected Return on Plan Assets	(19.0)	(18.7)	(18.2)
Net Amortization and Deferral	(0.3)	(2.1)	(1.8)
Pension Expense	$ 6.3	$ 4.2	$ 5.4

The components of Postretirement Benefits Other than Pensions Expense for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
Service Cost Benefits Earned During the Year	$ 0.8	$ 0.8	$ 5.3
Interest Cost on Projected Benefit Obligation	4.2	4.9	5.0
Net Amortization and Deferral	(1.4)	(0.9)	0.1
Postretirement Benefits Other than Pensions Expense	$ 3.6	$ 4.8	$ 10.4

The actuarial assumptions used to develop both the components of Pension Expense and Postretirement Benefits Other than Pensions Expense for the years ended December 31, 2001, 2000 and 1999 were:

	2001	2000	1999
Discount Rate	7.00%	7.25%	6.50%
Rate of Increase in Future Compensation Levels	4.00	4.00	4.00
Expected Long-term Rate of Return on Plan Assets	6.50	6.50	6.50

The Company also sponsors several defined contribution benefit plans covering most of its employees. The Company made contributions of $3.9 million, $4.2 million and $5.5 million in 2001, 2000 and 1999, respectively.

NOTE 17. BUSINESS SEGMENTS

The Company is engaged, through its subsidiaries, in the property and casualty insurance, life and health insurance and consumer finance businesses. All of the Company's revenues are derived from the United States. The accounting policies of the segments are the same as those described in Note 2. Income taxes have not been allocated to the respective segments. Capital expenditures for long-lived assets by the operating segments were immaterial. Insurance provided in the Multi Lines Insurance segment consists of preferred and standard risk automobile, homeowners, fire, commercial liability, workers' compensation and other related lines. Multi Lines Insurance products are marketed to individuals and businesses with favorable risk characteristics and loss histories and are sold by independent agents. The Specialty Lines Insurance segment consists of automobile, motorcycle and watercraft insurance sold to individuals and businesses in the non-standard and specialty market through independent agents. The non-standard automobile insurance market consists of individuals and companies that have difficulty obtaining standard or preferred risk insurance because of their driving records. The Life and Health Insurance segment includes individual life, accident, health and hospitalization insurance. The Company's Life and Health Insurance employee-agents also market certain property insurance products under common management. The Company includes the results of those property insurance products in its Life and Health Insurance segment. The Consumer Finance segment makes consumer loans primarily for the purchase of used automobiles and offers thrift products in the form of investment certificates and savings accounts. On January 3, 2000, the Company established a new business unit to market personal automobile insurance through direct mail, radio and television advertising and over the Internet. The business unit primarily utilizes the Company's wholly-owned subsidiary, Unitrin Direct Insurance Company ("Unitrin Direct"), and is managed and reported as a separate business segment. Unitrin Direct, as a direct marketer, typically incurs higher up-front acquisition costs associated with marketing products and acquiring new policies but is expected to experience lower renewal costs than traditional insurance providers.

The Company considers the management of certain investments, including Northrop common and preferred stock, Baker Hughes common stock and UNOVA common stock, to be a corporate responsibility and excludes income from these investments from its Operating Segments.

Segment Revenues for the years ended December 31, 2001, 2000 and 1999 were:

[Dollars in Millions]	2001	2000	1999
SEGMENT REVENUES			
Multi Lines Insurance	$ 612.3	$ 593.8	$ 524.5
Specialty Lines Insurance	361.4	231.4	182.6
Life and Health Insurance	816.9	863.4	878.0
Consumer Finance	159.1	141.7	123.6
Unitrin Direct	10.4	–	–
Total Segment Revenues	1,960.1	1,830.3	1,708.7
Dividend Income from Corporate Investments	20.3	4.2	10.9
Net Gains on Sales of Investments	568.2	140.5	113.7
Other	(14.8)	(21.8)	(19.7)
Total Revenues	$ 2,533.8	$ 1,953.2	$ 1,813.6

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Segment Operating Profit (Loss) for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
SEGMENT OPERATING PROFIT (LOSS)			
Multi Lines Insurance	$ (116.1)	$ (32.6)	$ 2.1
Specialty Lines Insurance	(18.7)	3.9	18.1
Life and Health Insurance	103.3	65.0	97.4
Consumer Finance	31.9	26.0	24.1
Unitrin Direct	(22.6)	(6.1)	–
Total Segment Operating Profit (Loss)	(22.2)	56.2	141.7
Dividend Income from Corporate Investments	20.3	4.2	10.9
Net Gains on Sales of Investments	568.2	140.5	113.7
Other Income (Expense), Net	(23.8)	(48.7)	(29.3)
Income before Income Taxes and Equity in Net Income (Loss) of Investees	$ 542.5	$ 152.2	$ 237.0

Segment Assets at December 31, 2001 and 2000 were:

[Dollars in Millions]	2001	2000
SEGMENT ASSETS		
Multi Lines Insurance	$ 1,262.8	$ 1,114.3
Specialty Lines Insurance	296.7	270.6
Life and Health Insurance	3,623.6	3,225.3
Consumer Finance	905.6	849.6
Unitrin Direct	14.5	3.3
Corporate and Other, Net	1,030.5	702.7
Total Assets	$ 7,133.7	$ 6,165.8

Amortization of Deferred Policy Acquisition Costs by Operating Segment for the years ended December 31, 2001, 2000 and 1999 was:

[Dollars in Millions]	2001	2000	1999
Multi Lines Insurance	$ 71.5	$ 69.7	$ 67.4
Specialty Lines Insurance	54.0	34.2	21.5
Life and Health Insurance	63.0	68.3	74.2
Total Amortization	$ 188.5	$ 172.2	$ 163.1

NOTE 18. REINSURANCE

The Company's insurance subsidiaries utilize reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and minimize exposures on larger risks. The ceding of insurance does not discharge the primary liability of the original insurer, and accordingly the original insurer remains contingently liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the insurance reserve liability and are included in Other Receivables in the balance sheet.

Trinity is a party to separate quota share agreements with two mutual insurance companies, Milwaukee Mutual Insurance Company ("MMIC") and Capitol County Mutual Insurance Company ("CCMIC"), whereby Trinity assumes 95% of the business written by the mutual insurance companies. Mutual insurance companies are owned by their policyholders. Premiums assumed on short-duration policies for the years ended December 31, 2001, 2000 and 1999 included $56.1 million, $51.3 million and $46.9 million, respectively, from MMIC. Premiums assumed on short-duration policies for the years ended December 31, 2001, 2000 and 1999 included $41.1 million, $39.4 million and $37.6 million, respectively, from CCMIC.

Excluding premiums assumed from MMIC and CCMIC, premiums on short-duration policies assumed were $9.7 million, $12.3 million and $11.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Premiums on long-duration policies assumed were not material for the years ended December 31, 2001, 2000 and 1999. Premiums ceded on short-duration and long-duration policies were not material for the years ended December 31, 2001, 2000 and 1999.

NOTE 19. CONTINGENCIES

In October 1999, the Florida Department of Insurance filed and served a subpoena upon the Company's subsidiary, United Insurance Company of America ("United"), in connection with that Department's investigation into the sale and servicing of industrial life insurance and small face amount life insurance policies in the State of Florida. Subsequently, on December 15, 1999, a purported nationwide class action lawsuit was filed against United in the United States District Court for the Middle District of Florida (Wilson, et al. v. United Insurance Company of America), on behalf of "all African-American persons who have (or have had at the time of the Policy's termination), an ownership interest in one or more Industrial Life Insurance Policies issued, serviced, administered or purchased from United...." Plaintiffs allege discrimination in premium rates in violation of 42 U.S.C. §1981 and §1982 in addition to various state law claims. Unspecified compensatory and punitive damages are sought together with equitable relief. The Company has determined that United and its other career agency life insurance subsidiaries have in force insurance policies in which race was used as an underwriting factor in pricing or benefits; however, to the best of the Company's knowledge, all such practices ceased 30 or more years ago with regard to newly-issued policies. At least twenty similar lawsuits have been filed in other jurisdictions against the Company and/or its career agency life insurance subsidiaries. The Judicial Panel on Multi-District Litigation has ordered that substantially all of these lawsuits be consolidated for pretrial purposes in the United States District Court for the Eastern District of Louisiana. The Company believes that it and its subsidiaries have meritorious defenses in these matters; nonetheless, the Company continues to engage in settlement discussions with plaintiffs' counsel and representatives of various insurance departments. In the second quarter of 2000, the Company recorded an after-tax charge of $32.4 million for its estimated cost to ultimately settle these matters. Actual costs may differ from this estimate. However, the Company believes that such difference will not have a material adverse effect on the Company's financial position, but could have a material adverse effect on the Company's results for a given period.

The Company and its subsidiaries are defendants in various other legal actions incidental to their businesses; some of which seek substantial punitive damages that bear no apparent relationship to the actual damages alleged. The plaintiffs in certain of these suits seek class action status which, if granted, could expose the Company and its subsidiaries to potentially significant liability by virtue of the size of the purported classes. In addition, the State of Mississippi, where the Company and some of its subsidiaries are defendants in a number of lawsuits, has recently received national attention for a large number of multimillion dollar jury verdicts and settlements against corporations in a variety of industries. Although Mississippi law does not permit class actions, recent case law there allows for virtually unlimited joinder of plaintiffs in a single action, thereby simulating a class action lawsuit. Although the Company and its subsidiaries believe that there are meritorious defenses to the cases referenced in this paragraph and are defending them vigorously, and although the Company believes that resolution of these cases will not have a material adverse effect on the Company's financial position, there can be no assurance that one or more of these cases will not produce significant jury awards which could have a material adverse effect on the Company's results for any given period.

NOTE 20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

[Dollars in Millions, Except Per Share Amounts]	THREE MONTHS ENDED MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,	YEAR ENDED DEC. 31,
2001					
Premiums and Consumer Finance Revenues	$ 409.3	$ 424.2	$ 446.1	$ 447.5	$ 1,727.1
Net Investment Income	56.8	58.9	61.3	61.5	238.5
Net Gains on Sales of Investments	1.7	560.9	1.2	4.4	568.2
Total Revenues	$ 467.8	$ 1,044.0	$ 508.6	$ 513.4	$ 2,533.8
Net Income (Loss):					
From Operations	$ 10.3	$ (7.2)	$ 10.2	$ (25.7)	$ (12.4)
From Investees	5.2	1.9	9.1	12.5	28.7
From Sales of Investments	1.1	361.6	0.8	1.1	364.6
Total Net Income	$ 16.6	$ 356.3	$ 20.1	$ (12.1)	$ 380.9
Net Income (Loss) Per Share(A)	$ 0.25	$ 5.28	$ 0.30	$ (0.18)	$ 5.64
Net Income (Loss) Per Share Assuming Dilution(A)	$ 0.24	$ 5.25	$ 0.30	$ (0.18)	$ 5.60
Dividends Paid to Shareholders (PER SHARE):					
Cash	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 1.60
Spin-off of Curtiss-Wright at Fair Value	–	–	–	$ 2.91	$ 2.91
Common Stock Market Prices:					
High	$ 41.94	$ 39.50	$ 39.45	$ 41.95	$ 41.95
Low	34.13	34.15	33.90	36.72	33.90
Close	36.38	38.40	38.22	39.52	39.52
2000					
Premiums and Consumer Finance Revenues	$ 389.2	$ 398.3	$ 400.2	$ 401.9	$ 1,589.6
Net Investment Income	53.9	55.5	58.1	55.6	223.1
Net Gains on Sales of Investments	36.5	58.9	37.8	7.3	140.5
Total Revenues	$ 479.6	$ 512.7	$ 496.1	$ 464.8	$ 1,953.2
Net Income (Loss):					
From Operations	$ 7.6	$ (26.4)	$ 13.0	$ 12.5	$ 6.7
From Investees	11.0	13.7	(42.5)	11.0	(6.8)
From Sales of Investments	23.3	38.2	25.2	4.4	91.1
Total Net Income	$ 41.9	$ 25.5	$ (4.3)	$ 27.9	$ 91.0
Net Income (Loss) Per Share	$ 0.60	$ 0.37	$ (0.06)	$ 0.41	$ 1.32
Net Income (Loss) Per Share Assuming Dilution(A)	$ 0.60	$ 0.37	$ (0.07)	$ 0.41	$ 1.32
Cash Dividends Paid to Shareholders (PER SHARE)	$ 0.375	$ 0.375	$ 0.375	$ 0.375	$ 1.50
Common Stock Market Prices:					
High	$ 39.75	$ 39.75	$ 32.25	$ 41.13	$ 41.13
Low	30.69	29.38	27.19	29.56	27.19
Close	39.75	29.38	31.69	40.63	40.63

(A) The cumulative sum of quarterly Net Income Per Share and Net Income Per Share Assuming Dilution amounts does not equal Total Net Income Per Share and Total Net Income Per Share Assuming Dilution for the year due to differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.

CORPORATE INFORMATION



UNITRIN

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

James E. Annable
Economic Advisor to the Chairman,
Bank One Corporation

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Douglas G. Geoga
President,
Hospitality Investment Fund, L.L.C.

Reuben L. Hedlund
Partner, Hedlund · Hanley · Koenigsknecht · Trafelet

Jerrold V. Jerome
Retired Executive

William E. Johnston
President de Conseil de Surveillance and Director,
Salins Europe
Retired President and Chief Operating Officer
Morton International, Inc., and
Senior Vice President, Rohm & Haas Company

Fayez S. Sarofim
Chairman and President, Fayez Sarofim & Co.

Donald G. Southwell
President
and Chief Operating Officer

Ann E. Ziegler
Senior Vice President, Corporate Development,
Sara Lee Corporation

OFFICERS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Donald G. Southwell
President
and Chief Operating Officer

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Scott Renwick
Senior Vice President,
General Counsel and Secretary

David F. Bengston
Vice President

Edward J. Konar
Vice President

Richard Roeske
Vice President
and Chief Accounting Officer

John M. Boschelli
Treasurer

OPERATING MANAGEMENT

Roger W. Cole
President, Reserve National Insurance Company
Oklahoma City, Oklahoma

James J. Collins
President, United Casualty Insurance Company of America
Chicago, Illinois
and President, Union National Fire Insurance Company
Baton Rouge, Louisiana

Jerry W. Hester
President, Union National Life Insurance Company
Baton Rouge, Louisiana

John W. Mullen
President, Specialty Lines
Woodland Hills, California
Richardson, Texas

Fred H. Reichelt
President, Fireside Thrift Co.
Pleasanton, California

Don M. Royster, Sr.
President, Career Agency Companies
Chicago, Illinois
Webster Groves, Missouri
Baton Rouge, Louisiana

James A. Schulte
President, Multi Lines Insurance
Dallas, Texas

Milton E. Slaughter
President, Southern States General Agency
Ruston, Louisiana

Lawrence J. Sundram
President, Unitrin Direct Insurance Company
Vista, California

William R. Whaley
Vice President and Chief Information Officer,
Unitrin Services Company
Oak Brook Terrace, Illinois

Charles L. Wood
Group Executive, Unitrin Direct and Reserve National
Vista, California

SHAREHOLDER INFORMATION

STOCK LISTING
Unitrin, Inc. is traded on the New York Stock Exchange.
NYSE symbol: UTR

COMMON STOCK TRANSFER AGENT/REGISTRAR
Questions regarding stock registration, change of address, change of name, or transfer should be directed to:

First Union National Bank
1525 West W.T. Harris Blvd.
Charlotte, North Carolina 28262

In the United States: 1.800.829.8432
TDD/TTY for hearing impaired: 1.201.222.4955
On the Internet: http://www.firstunion.com

ANNUAL MEETING
May 1, 2002 – 10:00 a.m.
Bank One Center
One Bank One Plaza
Dearborn and Madison Streets
Chicago, Illinois 60670

INVESTOR RELATIONS
Director of Investor Relations
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4930
investor.relations@unitrin.com

SHAREHOLDER SERVICES
Director of Shareholder Services
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4520
shareholder.services@unitrin.com


FDNY
NOT
FORGOTTEN

ACKNOWLEDGEMENTS

The photographs in this year's report feature people and scenes from across America. From rural main streets to metropolitan neighborhoods and from rodeos to gridirons, we live, learn, work and play in diverse communities but share the basic need for financial security. We asked seasoned portrait photographer Jeanne Hilary to travel throughout the country to capture their expressions. To these people, Unitrin and its agents work to deliver peace of mind.

Design Consultants: Cagney + McDowell, Chicago, Illinois

UNITRIN

Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois [illegible]

www.unitrin.com